Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
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Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

RECEIVED
2009 NOV 18 A 8:49

09047306

SUPPL

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

November 12, 2009

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith copies of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these documents by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

dlw 11/18

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

<u>**SCHEDULE**</u>

Press Releases

1. News Release – English, November 4, 2009.
2. Other, November 10, 2009.
3. Interim Financial Statements – English, November 10, 2009.
4. MD&A – English, November 10, 2009.
5. Form 52-109F2 – Certification of Interim Filings – CFO, November 10, 2009.
6. Form 52-109F2 Certification of Interim Filings – CEO, November 10, 2009.
7. News Release – English, November 10, 2009.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Third Quarter Results

CALGARY, Nov. 4 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX-CFW) announces its financial and operating results for the three months and nine months ended September 30, 2009.

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HIGHLIGHTS

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2009	2008	Change	2009	2008	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	133,261	151,650	(12)	418,376	391,933	7
Operating income(1)	16,499	27,812	(41)	47,978	56,281	(15)
Net income (loss)	2,842	11,203	(75)	(6,400)	10,003	(164)
Per share - basic	0.08	0.30	(73)	(0.17)	0.27	(163)
Per share - diluted	0.08	0.30	(73)	(0.17)	0.27	(163)
Funds provided by operations(2)	12,199	27,128	(55)	35,040	55,909	(37)
Per share - basic	0.32	0.72	(56)	0.93	1.48	(37)
Per share - diluted	0.32	0.72	(56)	0.93	1.48	(37)
EBITDA(3)	15,112	26,983	(44)	45,397	57,216	(21)
Per share - basic	0.40	0.71	(44)	1.20	1.52	(21)
Per share - diluted	0.40	0.71	(44)	1.20	1.52	(21)
Working capital (end of period)	103,331	104,700	(1)	103,331	104,700	(1)
Shareholders' equity (end of period)	378,972	378,890	-	378,972	378,890	-
Weighted average common shares outstanding (No.)						
Basic	37,742	37,843	-	37,742	37,653	-
Diluted	37,742	37,853	-	37,742	37,681	-

Operating (end of period)
Pumping horsepower

(000s)	371	287	29
Coiled tubing units (No.)	18	18	-
Cementing units (No.)	21	18	17

(1) Operating income is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income is a measure that does not have any standardized meaning under generally accepted accounting principles ("GAAP") and, accordingly, may not be comparable to similar measures used by other companies.

(2) Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes this measure to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

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PRESIDENT'S MESSAGE

I am pleased to present Calfrac's operating and financial highlights for the three and nine months ended September 30, 2009 and discuss our prospects for the remainder of the year. During the third quarter, our Company:

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- acquired the fracturing assets of a U.S. competitor, Pure Energy Services Ltd. ("Pure"), for a total purchase price of approximately $44.5 million, including transaction costs;

- entered into a definitive agreement to acquire Century Oilfield Services Inc. ("Century") for $90.0 million plus the assumption of approximately $30.0 million in indebtedness and other liabilities on an aggregate net basis;

- negotiated an increase to the Company's credit facilities to $170.0 million, which includes a $35.0 million incremental facility available upon closing of the Century acquisition, with a syndicate of Canadian financial institutions;

- commenced cementing operations in the Chicontepec region of Mexico; and

- experienced strong levels of fracturing and coiled tubing activity in

Western Siberia.

Financial Highlights

For the three months ended September 30, 2009, the Company recorded:

- revenue of $133.3 million, a decrease of 12 percent from the third quarter of 2008;

- operating income of $16.5 million versus $27.8 million in the comparable period in 2008;

- net income of $2.8 million or $0.08 per share, including a foreign exchange loss before income taxes of $1.8 million, compared to $11.2 million or $0.30 per share in the same period in 2008; and

- a $5.5 million or $0.15 per share future income tax recovery arising from a reversal of the increase in the deferred credit balance that was recorded in the first half of the year as the Company has adjusted its estimated tax position for the full year in Canada.

For the nine months ended September 30, 2009, the Company's results included:

- revenue of $418.4 million, an increase of 7 percent from the comparable period of 2008;

- a net loss of $6.4 million or $0.17 per share, including a foreign exchange loss of $3.9 million, compared to net income of $10.0 million or $0.27 per share in the same period in 2008;

- funds provided by operations of $35.0 million or $0.93 per share versus $55.9 million or $1.48 per share in the same quarter of 2008; and

- working capital of $103.3 million and $72.9 million of unutilized credit facilities at the end of the period.

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Overall, Calfrac continues to benefit from its solid presence in several key North American unconventional resource plays, where drilling activity remains relatively strong and revenue per job is high, as well as the positive momentum achieved in its international markets.

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Operational Highlights

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Canada

During the third quarter, fracturing and coiled tubing activity in western Canada continued to be concentrated in the unconventional natural gas resource plays of the Montney and Horn River basins located in northern Alberta and northeast British Columbia. The Company completed a large-scale operation working together with a major oil and natural gas company in the Horn River region as the general contractor as well as maintained steady activity in the Deep Basin under the terms of a take-or-pay contract. Calfrac also expanded its presence in the Bakken oil play in southeast Saskatchewan during the third quarter. However, shallow gas and coalbed methane fracturing activity levels remained relatively slow during the quarter as a result of the low natural gas price environment. A full quarter's benefit was realized from the cost rationalization measures undertaken early in the second quarter, which partially mitigated the financial impact of the drilling slowdown in

western Canada.

United States

In August, Calfrac acquired the fracturing assets of a U.S. competitor for approximately $44.5 million. This was a counter-cyclical acquisition deliberately undertaken during a period of lower activity levels and associated reduced asset valuations. This form of acquisition is in keeping with Calfrac's model for growth, which emphasizes organic growth during periods of higher asset pricing and cost effective acquisitions during periods of lower activity. This equipment had been deployed by the competitor in the Piceance Basin and it continued to operate in this basin as the Company experienced a resurgence in activity in this operating region during the latter part of the third quarter. Activity levels in the Denver Julesburg Basin also increased from the historical low levels experienced during the second quarter. In Arkansas, fracturing and cementing activity levels remained strong during the third quarter while competitive pricing pressures appear to have stabilized.

Russia

In Western Siberia, strong fracturing and coiled tubing activity levels resulted in strong financial performance from this geographic segment. However, Calfrac's reported Canadian dollar financial results were negatively impacted by an 18 percent decline in the value of the Russian rouble from the third quarter of 2008. The Company is currently preparing tenders for the 2010 annual contract bid process and is optimistic about Calfrac's prospects for the upcoming year.

Mexico

The Company's fracturing activity in the Chicontepec region increased significantly from the second quarter of 2009 due to the deployment of a second fracturing spread and the impact of a full quarter of operations offsetting a decline in fracturing activity in the Burgos field. The Company also deployed six cementing units from Canada into Mexico during the third quarter and early in the fourth quarter and commenced cementing operations in Chicontepec in mid-September.

Argentina

During the third quarter, activity in the Company's cementing operations in Argentina declined slightly from the record levels experienced in the previous three-month period, however, Calfrac continues to generate strong operating margins in this market. The Company employed a conservative approach in entering this new market during the second quarter of 2008 and continues to prudently evaluate and develop new market opportunities as the Argentina business environment evolves.

Corporate

On September 21, 2009, Calfrac announced that it had entered into a definitive agreement to pay $90.0 million for all of the issued and outstanding common shares of Century Oilfield Services Inc. plus the assumption of approximately $30.0 million in indebtedness and other liabilities on an aggregate net basis. This transaction is scheduled to close in mid-November 2009. This transaction would provide the Company with equipment built similar to Calfrac's specifications at a good valuation, a larger presence within the Montney, Horn River and Bakken unconventional resource plays and make Calfrac the largest Canadian fracturing service provider in terms of fracturing pumping capacity.

Also during the third quarter, Calfrac purchased the fracturing assets of a U.S. competitor, Pure Energy Services Ltd. for total consideration of approximately $44.5 million and added approximately 45,000 of pumping

horsepower. Pure Energy's equipment was manufactured to similar specifications as a majority of Calfrac's equipment fleet and averages less than three years old.

During the third quarter, and in conjunction with the two acquisitions discussed above, the Company negotiated an increase to its credit facilities from $90.0 million to $170.0 million with a consortium of Canadian financial institutions, including a $35.0 million incremental facility available upon closing of the Century acquisition. The terms of the new covenant structure are more favourable than the previous facility, providing further flexibility to the Company.

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Outlook and Business Prospects

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The global economic slowdown has reduced the demand for oil and natural gas which has led to a significant decline in drilling activity in Canada and the United States as well as increased price competition for oilfield services. North American natural gas prices are anticipated to remain at lower levels over the short term. The Company has thoroughly realigned its cost structure through significant workforce reductions in Canada and the United States, wage and retirement contribution rollbacks as well as cuts to discretionary operating expenses. The Company also suspended primary cementing operations in the Canadian market during April and redeployed six cementing units into Mexico during the third quarter and early in the fourth quarter. These measures have contributed to maintaining the Company's strong financial condition as we enter the fourth quarter. Working capital as at September 30, 2009 was approximately $103.3 million.

Fracturing and coiled tubing activity levels in Canada are expected to improve in the fourth quarter and into 2010. Oil and natural gas drilling and completion activity is anticipated to be focused in the unconventional resource plays of northwest Alberta, northeast British Columbia and southeast Saskatchewan. With the closing of the acquisition of Century, Calfrac will have a larger presence in the fracturing and coiled tubing markets in Canada.

In the United States, fracturing and cementing activity in the Fayetteville shale play of Arkansas is expected to remain relatively strong throughout the remainder of 2009. While the Company experienced significant pricing pressure in this market earlier in 2009, Calfrac believes that pricing levels have stabilized. The addition of the fracturing assets acquired from Pure during the third quarter has allowed Calfrac to capitalize on the increase in completion activity in the Rocky Mountain region that has occurred in the last quarter. Calfrac believes that activity levels in this region will be reasonably strong throughout the remainder of the year. Early in the fourth quarter, the Company redeployed a large fracturing crew from the Rocky Mountain region to Pennsylvania as it commenced operations servicing the Marcellus shale play.

Calfrac recently deployed a sixth coiled tubing unit into Western Siberia and it is expected to be operational late in the fourth quarter of 2009. The annual contract tender process is currently underway in Russia and the Company is optimistic that its three fracturing spreads and six coiled tubing units will be highly utilized during 2010.

The Company commenced fracturing operations in Poza Rica, Mexico servicing the Chicontepec oil and natural gas field for Pemex during the second quarter and continued to diversify its pressure pumping operations in Mexico with the commencement of cementing operations during September. Calfrac's Mexican equipment fleet is currently comprised of three fracturing spreads and six cementing units. This expansion is anticipated to lead to higher levels of overall equipment utilization and to improve the financial performance of this geographic segment for the remainder of 2009 and into the future. Calfrac added a third cementing unit in Argentina during the third quarter of 2009. The Company's Latin America management team will continue to evaluate growth opportunities to broaden the scale of these operations in this market.

The Company has negotiated with its lenders to increase its credit

facilities by $80.0 million to $170.0 million, including a $35.0 million incremental facility available upon the closing of the Century acquisition. At September 30, 2009, Calfrac has utilized approximately $62.1 million of these facilities with remaining borrowing capacity of approximately $107.9 million, including a $35.0 million incremental facility available upon closing of the Century acquisition, should it be required.

Overall, demand for pressure pumping services in North America over the short term remains unclear, however, Calfrac's long-term outlook for the pressure pumping industry remains strong. Calfrac has rationalized its cost structure and streamlined its operating efficiencies. Calfrac's geographical diversification continues to benefit the Company and it believes that the improving financial performance of its international segments can be extended. The Company will maintain its strong balance sheet and continue to execute on its strategy through these difficult market conditions. Calfrac believes that the strengths of its business model and its conservative approach to the current economic challenges leave it well-positioned to capitalize on future opportunities.

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On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

November 4, 2009

2009 Overview

In the third quarter of 2009, the Company:

- generated revenue of $133.3 million versus $151.7 million in the third quarter of 2008;

- reported net income of $2.8 million or $0.08 per share, including a $5.5 million future income tax recovery arising from a reversal of the increase in the deferred credit balance that was recorded in the first half of the year as the Company has adjusted its estimated tax position for the full year in Canada, compared to $11.2 million or $0.30 per share in the comparable 2008 period;

- announced the acquisition of Century Oilfield Services Inc. for $90.0 million plus the assumption of approximately $30.0 million in indebtedness and other liabilities on an aggregate net basis, the closing of which is to occur in mid-November 2009;

- acquired the fracturing assets of a U.S. competitor, Pure Energy Services Ltd., for a total purchase price of approximately $44.5 million;

- negotiated an increase to the Company's credit facilities to $170.0 million, including a $35.0 million incremental facility available upon the closing of the Century acquisition for a period of approximately six months thereafter subject to extension at the lender's discretion, with a syndicate of Canadian financial institutions; and

- recorded a foreign exchange loss of $1.8 million versus $0.7 million in the comparable period of 2008.

For the nine months ended September 30, 2009 the Company:

- increased revenue by 7 percent to $418.4 million from $391.9 million in the comparative period in 2008;

- reported a net loss of $6.4 million or $0.17 per share compared to net income of $10.0 million or $0.27 per share in the comparable 2008 period;

- incurred capital expenditures of $83.9 million, including the acquisition of Pure's fracturing assets, primarily to bolster the Company's fracturing equipment fleet;

- combined Calfrac's Mexico and Argentina operations under an experienced management team to form a new Latin America division;

- initiated cost reduction measures in Canada and the United States through workforce planning which resulted in restructuring costs of approximately $1.5 million during the first nine months of 2009; and

- incurred a foreign exchange loss of $3.9 million versus a foreign exchange gain of $0.8 million in the comparable period of 2008.

Financial Overview - Three Months Ended September 30, 2009 Versus 2008

Canada

Three Months Ended September 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	45,463	75,294	(40)
Expenses			
Operating	37,221	55,542	(33)
Selling, General and Administrative (SG&A)	2,152	3,064	(30)
	39,373	58,606	(33)
Operating income(1)	6,090	16,688	(64)
Operating income (%)	13.4%	22.2%	(40)
Fracturing revenue per job ($)	83,910	68,966	22
Number of fracturing jobs	496	915	(46)
Coiled tubing revenue per job ($)	14,784	11,384	30
Number of coiled tubing jobs	260	738	(65)

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
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Revenue

Revenue from Calfrac's Canadian operations during the third quarter of 2009 was $45.5 million versus $75.3 million in the comparable three-month period of 2008. The 40 percent decrease in revenue was primarily due to lower fracturing and coiled tubing activity and the impact of suspending cementing operations in Canada during the second quarter of 2009 offset partially by the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia.

Operating Expenses

Operating expenses in Canada decreased by 33 percent to $37.2 million during the third quarter of 2009 from $55.5 million in the same period of

2008. The decrease in Canadian operating expenses was mainly due to lower overall fracturing and coiled tubing activity levels combined with lower personnel costs as a result of the impact of restructuring initiatives undertaken during the second quarter of 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the third quarter of 2009 decreased from the corresponding period in 2008 by 30 percent to $2.2 million primarily due to lower compensation expenses.

United States

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Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	52,524	54,568	(4)
Expenses			
Operating	45,257	38,985	16
SG&A	1,585	2,184	(27)
	46,842	41,169	14
Operating income(1)	5,682	13,399	(58)
Operating income (%)	10.8%	24.6%	(56)
Fracturing revenue per job ($)	56,313	59,197	(5)
Number of fracturing jobs	883	859	3
Cementing revenue per job ($)	18,786	13,869	35
Number of cementing jobs	149	268	(44)
Cdn$/US$ average exchange rate(2)	1.0976	1.0416	5

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
(2) Source: Bank of Canada.
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Revenue

Revenue from Calfrac's United States operations decreased during the third quarter of 2009 to $52.5 million from $54.6 million in the comparable quarter of 2008. The decrease in United States revenue was due primarily to lower fracturing activity levels in the Rocky Mountain region, lower cementing activity levels and competitive pricing pressures, offset partially by the appreciation in the value of the United States dollar, higher fracturing activity levels and job sizes in Arkansas and the completion of larger cementing jobs.

Operating Expenses

Operating expenses in the United States were $45.3 million for the third quarter of 2009, an increase of 16 percent from the comparative period in 2008 primarily due to the impact of the higher value of the United States dollar, increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and higher equipment repair expenses.

SG&A Expenses

SG&A expenses in the United States during the third quarter of 2009 decreased by 27 percent from the comparable period in 2008 to $1.6 million

primarily due to lower personnel expenses, offset partially by the appreciation in the value of the United States dollar.

Russia

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Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	17,774	15,197	17
Expenses			
Operating	10,735	10,561	2
SG&A	888	1,061	(16)
	11,623	11,622	-
Operating income(1)	6,151	3,575	72
Operating income (%)	34.6%	23.5%	47
Fracturing revenue per job ($)	74,572	123,721	(40)
Number of fracturing jobs	147	64	130
Coiled tubing revenue per job ($)	45,112	59,665	(24)
Number of coiled tubing jobs	151	122	24
Cdn$/rouble average exchange rate(2)	0.0350	0.0429	(18)

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
(2) Source: Bank of Canada.
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Revenue

During the third quarter of 2009, the Company's revenue from Russian operations increased by 17 percent to $17.8 million from $15.2 million in the corresponding three-month period of 2008 mainly due to higher fracturing and coiled tubing activity levels being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 18 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the third quarter of 2009 were $10.7 million compared to $10.6 million in the corresponding period of 2008. The increase in operating expenses was primarily due to the higher revenue base and equipment utilization offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $0.9 million for the three-month period ended September 30, 2009 versus $1.1 million in the same quarter of 2008. The decrease was primarily due to the depreciation of the Russian rouble.

Latin America

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Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)

(unaudited)			
Revenue	17,500	6,591	166
Expenses			
Operating	14,328	7,454	92
SG&A	617	252	145
	14,945	7,706	94
Operating income (loss)(1)	2,555	(1,115)	329
Operating income (loss) (%)	14.6%	-16.9%	186
Cdn$/Mexican peso average exchange rate(2)	0.0828	0.1009	(18)
Cdn$/Argentine peso average exchange rate(2)	0.2846	0.3376	(16)

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
(2) Source: Bank of Canada.
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Revenue

Calfrac's Latin America operations generated total revenue of $17.5 million during the third quarter of 2009 versus $6.6 million in the comparable three-month period in 2008. For the three months ended September 30, 2009 and 2008, revenue generated through subcontractors was $3.2 million and $2.1 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter, the completion of larger jobs in Mexico, higher cementing activity levels and larger job sizes in Argentina, combined with the commencement of cementing operations in Mexico during the third quarter of 2009, offset partially by the appreciation of the Canadian dollar versus the Mexican and Argentine peso.

Operating Expenses

Operating expenses in Latin America for the three months ended September 30, 2009 increased by 92 percent from the comparative period in 2008 to $14.3 million. This increase was primarily due to higher fracturing activity and higher product costs related to the completion of more and larger fracturing jobs in Mexico, costs related to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009, combined with incremental expenses related to higher activity levels and cementing job sizes in Argentina.

SG&A Expenses

SG&A expenses in Latin America increased to $0.6 million from $0.3 milli on in the comparable quarter of 2008 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

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Three Months Ended September 30,	2009	2008	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	488	686	(29)
SG&A	3,491	4,049	(14)

	3,979	4,735	(16)
Operating loss(1)	(3,979)	(4,735)	16

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
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Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 29 percent decrease in Corporate operating expenses from the third quarter of 2008 is mainly due to lower compensation expenses as a result of a decrease in the number of personnel supporting the Company's operations and the impact of cost-saving initiatives implemented during the second quarter of 2009.

SG&A Expenses

For the three months ended September 30, 2009, Corporate SG&A expenses decreased by 14 percent from the comparable 2008 period to $3.5 million, mainly due to lower compensation expenses resulting from cost-saving measures implemented early in the second quarter of 2009, offset partially by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $3.8 million for the third quarter of 2009 represented an increase of $1.1 million from $2.7 million in the comparable period of 2008. This increase was primarily due to higher reported interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the $59.1 million drawdown on the Company's credit facilities.

For the three months ended September 30, 2009, depreciation expense increased by 21 percent to $15.4 million from $12.8 million in the corresponding quarter of 2008, mainly as a result of the Company's acquisition of fracturing assets from Pure, a larger fleet of equipment operating in North America and the appreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $1.8 million during the third quarter of 2009 versus $0.7 million in the comparative three-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. On a quarter-over-quarter basis, the change in foreign exchange losses or gains was mainly due to the impact of the appreciation of the Canadian dollar on foreign assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded an income tax recovery of $7.0 million during the third quarter of 2009 compared to income tax expense of $0.3 million in the comparable period of 2008. The effective income tax rate for the three months ended September 30, 2009 was 170 percent compared to an effective tax rate of 3 percent in the same quarter of 2008. The decrease in total income tax expense was primarily due to pre-tax losses in Canada and the United States offset partially by higher profitability in Russia, Mexico and Argentina. During the third quarter, the increase in the deferred credit balance that was recorded in the first half of the year was reversed as the Company has adjusted its estimated tax position for the full year in Canada. This resulted

in an additional future income tax recovery of $5.5 million for the three months ended September 30, 2009.

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Summary of Quarterly Results

Three Months Ended	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	114,450	145,627	94,657	151,650
Operating income (loss)(1)	19,872	29,477	(1,008)	27,812
Net income (loss)	3,653	14,269	(15,469)	11,203
Per share - basic	0.10	0.38	(0.41)	0.30
Per share - diluted	0.10	0.38	(0.41)	0.30
Funds provided by operations(1)	19,582	28,790	(9)	27,128
Per share - basic	0.53	0.77	-	0.72
Per share - diluted	0.53	0.77	-	0.72
EBITDA(1)	18,790	31,047	(813)	26,983
Per share - basic	0.51	0.83	(0.02)	0.71
Per share - diluted	0.51	0.83	(0.02)	0.71
Capital expenditures	12,101	14,820	19,341	18,414
Working capital (end of period)	92,156	111,989	94,056	104,700
Shareholders' equity (end of period)	350,915	377,056	364,068	378,890
Operating (end of period)				
Pumping horsepower (000s)	N/A	232	255	287
Coiled tubing units (No.)	18	18	18	18
Cementing units (No.)	16	17	17	18

Three Months Ended	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	172,430	180,388	104,727	133,261
Operating income (loss)(1)	25,658	27,427	4,052	16,499
Net income (loss)	7,861	5,528	(14,770)	2,842
Per share - basic	0.21	0.15	(0.39)	0.08
Per share - diluted	0.21	0.15	(0.39)	0.08
Funds provided by operations(1)	24,838	22,713	128	12,199
Per share - basic	0.66	0.60	-	0.32
Per share - diluted	0.66	0.60	-	0.32
EBITDA(1)	26,740	25,945	4,340	15,112
Per share - basic	0.71	0.69	0.11	0.40
Per share - diluted	0.71	0.69	0.11	0.40
Capital expenditures	32,233	15,857	9,862	58,212
Working capital (end				

of period)	100,575	129,532	111,864	103,331
Shareholders' equity (end of period)	393,476	402,537	380,515	378,972
Operating (end of period)				
Pumping horsepower (000s)	287	303	319	371
Coiled tubing units (No.)	18	18	18	18
Cementing units (No.)	18	20	20	21

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
N/A - Not Available

Financial Overview - Nine Months Ended September 30, 2009 Versus 2008

Canada

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	157,067	190,610	(18)
Expenses			
Operating	135,870	154,458	(12)
SG&A	7,090	7,672	(8)
	142,960	162,130	(12)
Operating income(1)	14,107	28,480	(50)
Operating income (%)	9.0%	14.9%	(40)
Fracturing revenue per job ($)	90,515	62,276	45
Number of fracturing jobs	1,504	2,530	(41)
Coiled tubing revenue per job ($)	18,226	9,711	88
Number of coiled tubing jobs	952	2,049	(54)

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
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Revenue

Revenue from Calfrac's Canadian operations during the first nine months of 2009 decreased by 18 percent to $157.1 million from $190.6 million in the comparable period of 2008. The decrease in revenue was due primarily to lower fracturing and coiled tubing activity combined with the impact of suspending the Company's primary cementing operations in April 2009 offset partially by an increase in the proportion of larger jobs completed in the unconventional resource plays located in northwest Alberta and northeast British Columbia.

Operating Expenses

Operating expenses in Canada were $135.9 million during the first nine months of 2009 versus $154.5 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to lower activity levels and the impact of cost rationalization measures offset by an increase in equipment repair expenses and $1.5 million of restructuring costs.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $7.1 million during

the first nine months of 2009, a decrease of 8 percent from the corresponding period of 2008 due primarily to lower personnel costs.

United States

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Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	164,020	137,210	20
Expenses			
Operating	136,212	96,222	42
SG&A	5,319	5,957	(11)
	141,531	102,179	39
Operating income(1)	22,489	35,031	(36)
Operating income (%)	13.7%	25.5%	(46)
Fracturing revenue per job ($)	76,899	60,834	26
Number of fracturing jobs	1,973	2,139	(8)
Cementing revenue per job ($)	19,998	13,296	50
Number of cementing jobs	615	533	15
Cdn$/US$ average exchange rate(2)	1.1694	1.0180	15

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
(2) Source: Bank of Canada.
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Revenue

Revenue from Calfrac's United States operations increased during the first nine months of 2009 to $164.0 million from $137.2 million in the comparable period of 2008. The increase in revenue was primarily due to the impact of the 15 percent appreciation in the value of the United States dollar versus the Canadian dollar, an increase in the number of larger fracturing jobs completed in Arkansas combined with the completion of more and larger cementing jobs offset partially by competitive pricing pressures and lower fracturing activity in the Rocky Mountain region.

Operating Expenses

Operating expenses in the United States were $136.2 million for the first nine months of 2009, an increase of 42 percent from the comparative period in 2008 primarily due to the impact of the appreciation of the United States dollar against the Canadian dollar, increased usage of proppant and higher equipment repair expenses resulting from the completion of larger fracturing jobs as well as higher operating costs related to the increased scale and activity levels of the Company's cementing operations in Arkansas.

SG&A Expenses

SG&A expenses in the United States during the first nine months of 2009 decreased by 11 percent from the comparable period in 2008 to $5.3 million primarily due to lower compensation expenses, offset partially by the appreciation of the United States dollar.

Russia

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Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	51,932	45,131	15
Expenses			
Operating	33,364	34,037	(2)
SG&A	2,648	2,780	(5)
	36,012	36,817	(2)
Operating income(1)	15,920	8,314	91
Operating income (%)	30.7%	18.4%	67
Fracturing revenue per job ($)	75,430	133,541	(44)
Number of fracturing jobs	438	185	137
Coiled tubing revenue per job ($)	45,418	62,086	(27)
Number of coiled tubing jobs	416	329	26
Cdn$/rouble average exchange rate(2)	0.0360	0.0424	(15)

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
(2) Source: Bank of Canada.
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Revenue

During the first nine months of 2009, the Company's revenue from Russian operations increased by 15 percent to $51.9 million from $45.1 million in the corresponding nine-month period of 2008. Total revenue during the first nine months of 2009 was higher than in the comparative nine-month period in 2008 primarily due to higher fracturing and coiled tubing activity being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 15 percent against the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the first nine months of 2009 were $33.4 million compared to $34.0 million in the corresponding period of 2008. The decrease in operating expenses was primarily due to the depreciation in the Russian rouble against the Canadian dollar, offset partially by higher fracturing and coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $2.6 million for the nine-month period ended September 30, 2009 versus $2.8 million in the same period of 2008. The slight decrease in SG&A expenses was primarily due to the depreciation of the Russian rouble, offset partially by higher occupancy costs.

Latin America

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Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	45,357	18,982	139
Expenses			
Operating	35,658	20,860	71

SG&A	1,685	594	184
	37,343	21,454	74
Operating income (loss)(1)	8,014	(2,472)	424
Operating income (loss) (%)	17.7%	-13.0%	236
Cdn$/Mexican peso average exchange rate(2)	0.0857	0.0969	(12)
Cdn$/Argentine peso average exchange rate(2)	0.3124	0.3237	(3)

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
(2) Source: Bank of Canada.
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Revenue

Calfrac's Latin America operations generated total revenue of $45.4 million during the first nine months of 2009 versus $19.0 million in the comparable nine-month period in 2008. For the nine months ended September 30, 2009 and 2008, revenue generated through subcontractors was $9.3 million and $7.2 million, respectively. The increase in revenue was primarily due to higher fracturing activity and larger job sizes in Mexico, higher cementing activity in Argentina as these operations commenced during the second quarter of 2008 and the commencement of cementing operations in Mexico during the third quarter of 2009 offset partially by the 12 percent decline in the Mexican peso versus the Canadian dollar.

Operating Expenses

Operating expenses in Latin America for the nine months ended September 30, 2009 increased by 71 percent from the comparative period in 2008 to $35.7 million. This increase was primarily due to a higher revenue base from a full quarter of fracturing operations in the Chicontepec region plus increased product costs in Mexico related to the completion of larger fracturing jobs, incremental expenses related to the Company's operations in Argentina which began during the second quarter of 2008 combined with start-up and incremental operating expenses related to the commencement of cementing operations in Mexico during the third quarter of 2009. These factors were partially offset by the depreciation of the Mexican peso.

SG&A Expenses

SG&A expenses in Latin America increased by $1.1 million from the comparable period of 2008 to $1.7 million in the first nine months of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina, offset partially by the depreciation of the Mexican peso against the Canadian dollar.

Corporate

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Nine Months Ended September 30,	2009	2008	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	1,898	1,774	7
SG&A	10,654	11,298	(6)
	12,552	13,072	(4)

Operating loss(1)	(12,552)	(13,072)	4

(1) Refer to "Non-GAAP Measures" on page 15 for further information.
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Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 7 percent increase in Corporate operating expenses from the first nine months of 2008 is mainly due to an increase in the number of personnel directly supporting the Company's broader scale of operations.

SG&A Expenses

For the nine months ended September 30, 2009, Corporate SG&A expenses decreased by 6 percent to $10.7 million, mainly due to lower compensation expenses arising from restructuring initiatives implemented early in the second quarter, offset slightly by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $11.0 million for the first nine months of 2009 represented an increase of $2.9 million from $8.1 million in the comparable period of 2008. This increase was primarily due to higher reported interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the drawdown on the Company's revolving term credit facilities.

For the nine months ended September 30, 2009, depreciation expense increased by 24 percent to $45.6 million from $36.9 million in the corresponding period of 2008, mainly as a result of the Company's larger fleet of equipment operating in North America, the acquisition of fracturing assets from Pure and the appreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $3.9 million during the first nine months of 2009 versus a foreign exchange gain of $0.8 million in the comparative nine-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The change from a foreign exchange gain to a loss was mainly due to the appreciation of the Canadian dollar on foreign assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded income tax recovery of $4.8 million during the first nine months of 2009 versus income tax expense of $2.4 million during the comparable period of 2008. The effective income tax rate for the nine months ended September 30, 2009 was 43 percent compared to an effective tax rate of 20 percent in the same period of 2008. The change in the effective income tax rate period-over-period is due to the change in the mix of taxable earnings and losses incurred in the countries in which the Company operates and the differing rates of income tax attributable to those earnings and losses. In addition, Canadian losses for 2009 are being recovered at full statutory rates, however, the provision for income taxes on Canadian income in 2008 was tax affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit.

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Liquidity and Capital Resources

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
(unaudited)				
Cash provided by (used in):				
Operating activities	(11,721)	(1,830)	25,290	27,124
Financing activities	32,483	216	45,596	6,991
Investing activities	(56,080)	(20,012)	(89,066)	(53,899)
Effect of exchange rate changes on cash and cash equivalents	(4,184)	1,851	(7,690)	3,421
Decrease in cash and cash equivalents	(39,502)	(19,775)	(25,870)	(16,363)

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Operating Activities

The Company's cash flow from operating activities for the nine months ended September 30, 2009 was $25.3 million versus $27.1 million in the comparable period in 2008. The change was primarily due to a $19.0 million net change in non-cash working capital that was more than offset by a $20.9 million reduction in funds provided by operations (refer to "Non-GAAP Measures" on page 15). At September 30, 2009, Calfrac's working capital was approximately $103.3 million, a decrease of 1 percent from September 30, 2008. The Company reviewed its quarter-end accounts receivable balance in detail and determined that a provision for doubtful accounts receivable totalling $1.0 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities for the first nine months of 2009 was $45.6 million compared to $7.0 million in the comparable period of 2008 as the Company drew $59.1 million on its revolving term credit facility, repaid $15.0 million on its operating line of credit and assumed a $3.3 million mortgage as a result of the acquisition of Pure's fracturing assets during the first nine months of 2009. In addition, Calfrac received proceeds of $8.9 million from the issuance of common shares during the first nine months of 2008 and no such amounts in the same period of 2009.

In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks. It consists of an operating facility of $10.0 million, a syndicated facility of $125.0 million and an incremental facility of $35.0 million, which is available upon closing of the Century acquisition for a period of approximately six months thereafter subject to extension at the lender's discretion. The terms of the renewed credit facility are based upon parameters of certain bank covenants and range from prime plus 1 percent to prime plus 1.75 percent. As of September 30, 2009, the Company had drawn $62.1 million on its syndicated facility, leaving a further $107.9 million in immediately available credit, including a $35.0 million incremental facility available upon the closing of the Century acquisition for a period of approximately six

months thereafter, should these funds be required.

At September 30, 2009, the Company had cash and cash equivalents of $10.6 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund and is not exposed to any liquidity issues.

The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors, which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by funds provided by operations and totalled $1.9 million in each of the first nine months of 2009 and 2008.

Investing Activities

For the first nine months of 2009, Calfrac's net cash used for investing activities was $89.1 million versus $53.9 million for the same period of 2008. Capital expenditures were $83.9 million in the first nine months of 2009 compared to $52.6 million in the same period of 2008. Capital expenditures in 2009 included the acquisition of fracturing assets of Pure during the third quarter of 2009 for $42.3 million and the remaining capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during the first nine months of 2009 was a loss of $7.7 million versus a gain of $3.4 million during the same period of 2008. These gains relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2009 and beyond.

Proposed Acquisition

On September 20, 2009, the Company and Century entered into a definitive agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million will consist of approximately $13.5 million of cash plus up to 5,144,695 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three days following the date of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the agreed value and results in a higher recorded purchase price. Including estimated transaction costs, the total consideration will be approximately $99.5 million for accounting purposes. If approved by the shareholders of Century, the acquisition is expected to close on or after

November 10, 2009.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at October 31, 2009, there were 37,742,186 common shares issued and outstanding, and 2,537,978 options to purchase common shares.

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Advisories

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Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" below.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form and incorporated by reference herein.

The Annual Information Form is available through the Internet on the

Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include operating income, funds provided by operations and EBITDA. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

Third Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2009 third quarter results at 10:00 a.m. (Mountain Time) on Thursday, November 5, 2009. The conference call dial-in number is 1-877-974-0447 or 416-644-3433. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 (once connected, enter 4177961 followed by the number sign). A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

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CONSOLIDATED BALANCE SHEETS

As at	September 30, 2009	December 31, 2008
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	10,622	36,492
Accounts receivable	118,647	120,048
Income taxes recoverable	1,810	6,681
Inventory	37,545	41,123
Prepaid expenses and deposits	7,033	5,813
	175,657	210,157
Capital assets	473,656	459,874
Goodwill	10,523	10,523
Future income taxes	18,384	11,218
	678,220	691,772

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued liabilities	69,020	94,582
Bank loan	-	15,000
Current portion of long-term debt (note 5)	3,306	-
	72,326	109,582
Long-term debt (note 5)	200,168	159,899
Other long-term liabilities	1,282	1,368
Future income taxes	22,212	24,815
Deferred credit	3,105	2,588
Non-controlling interest	155	44
	299,248	298,296
Shareholders' equity		
Capital stock (note 6)	168,813	168,813
Contributed surplus (note 7)	9,914	7,297
Retained earnings	203,365	211,652
Accumulated other comprehensive income (loss)	(3,120)	5,714
	378,972	393,476
	678,220	691,772

Contingencies (note 10)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended Sept. 30, 2009	Three Months Ended Sept. 30, 2008	Nine Months Ended Sept. 30, 2009	Nine Months Ended Sept. 30, 2008
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	133,261	151,650	418,376	391,933
Expenses				
Operating	108,028	113,229	343,001	307,349
Selling, general and administrative	8,734	10,609	27,397	28,303
Depreciation	15,448	12,773	45,563	36,868
Interest, net	3,763	2,692	10,951	8,072
Equity share of income from long-term investments	-	-	-	(122)
Foreign exchange losses (gains)	1,807	704	3,902	(805)
Loss (gain) on disposal of capital assets	(420)	125	(1,321)	(8)
	137,360	140,132	429,493	379,657
Income (loss) before income taxes and non-controlling interest	(4,099)	11,518	(11,117)	12,276
Income taxes				

Current	(227)	(1,426)	1,234	(3,848)
Future	(6,745)	1,769	(6,062)	6,243
	(6,972)	343	(4,828)	2,395
Income (loss) before non-controlling interest	2,873	11,175	(6,289)	9,881
Non-controlling interest	31	(28)	111	(122)
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Retained earnings, beginning of period	200,523	194,947	211,652	198,039
Dividends	-	-	(1,887)	(1,892)
Retained earnings, end of period	203,365	206,150	203,365	206,150
Income (loss) per share				
Basic	0.08	0.30	(0.17)	0.27
Diluted	0.08	0.30	(0.17)	0.27

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s) (unaudited)	($)	($)	($)	($)
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	(5,260)	2,276	(8,834)	3,563
Comprehensive income (loss)	(2,418)	13,479	(15,234)	13,566
Accumulated other comprehensive income (loss), beginning of period	2,140	(4,917)	5,714	(6,204)
Other comprehensive income (loss) for the period	(5,260)	2,276	(8,834)	3,563
Accumulated other comprehensive income (loss), end of period	(3,120)	(2,641)	(3,120)	(2,641)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended Sept. 30, 2009	Three Months Ended Sept. 30, 2008	Nine Months Ended Sept. 30, 2009	Nine Months Ended Sept. 30, 2008
(000s) (unaudited)	($)	($)	($)	($)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Items not involving cash				
Depreciation	15,448	12,773	45,563	36,868
Amortization of debt issue costs	168	159	532	464
Stock-based compensation	875	1,127	2,617	2,583
Equity share of income from long-term investments	-	-	-	(122)
Loss (gain) on disposal of capital assets	(420)	125	(1,321)	(8)
Future income taxes	(6,745)	1,769	(6,062)	6,243
Non-controlling interest	31	(28)	111	(122)
	12,199	27,128	35,040	55,909
Net change in non-cash operating assets and liabilities	(23,920)	(28,958)	(9,750)	(28,785)
	(11,721)	(1,830)	25,290	27,124
FINANCING ACTIVITIES				
Bank loan proceeds	-	-	5,000	-
Issuance of long-term debt	42,541	-	62,541	-
Bank loan repayments	(10,000)	-	(20,000)	-
Long-term debt repayments	(58)	-	(58)	-
Net proceeds on issuance of common shares	-	216	-	8,883
Dividends	-	-	(1,887)	(1,892)
	32,483	216	45,596	6,991
INVESTING ACTIVITIES				
Purchase of capital assets (note 4)	(58,212)	(18,414)	(83,931)	(52,574)
Proceeds on disposal of capital assets	959	28	2,133	285
Acquisitions, net of cash acquired	-	-	-	(6,117)
Long-term investments and other	-	83	-	326
Net change in non-cash working capital from purchase of capital assets	1,173	(1,709)	(7,268)	4,181
	(56,080)	(20,012)	(89,066)	(53,899)
Effect of exchange rate				

changes on cash and cash equivalents	(4,184)	1,851	(7,690)	3,421
Increase (decrease) in cash position	(39,502)	(19,775)	(25,870)	(16,363)
Cash and cash equivalents, beginning of period	50,124	42,516	36,492	39,104
Cash and cash equivalents, end of period	10,622	22,741	10,622	22,741

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(figures in text and tables are in 000s except share data and certain other exceptions as indicated) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets. Section 3064 replaces the previous Section 3062 and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

(b) In 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

The Company is currently analysing accounting policy alternatives and identifying implementation options for the areas that have been identified as having the greatest potential impact to the Company's financial statements or the greatest risk in terms of complexity to implement. The areas identified to date include capital assets, impairment and foreign currency translation.

4. ASSET ACQUISITION

On August 14, 2009, the Company purchased the fracturing assets of a competitor for $44,513 including related transaction costs. The Company acquired $42,252 of capital assets including fracturing equipment and certain real property, as well as $2,261 of the vendor's parts and materials inventory. The purchase price was satisfied through payment of $41,071 in cash and the assumption of long-term debt in the amount of $3,442.

5. LONG-TERM DEBT

As at	September 30, 2009	December 31, 2008
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	144,545	164,430
Less: unamortized debt issue costs	(3,496)	(4,531)
	141,049	159,899
$125,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	59,099	-
US$3,107 mortgage bearing interest at U.S. prime less 1%, repayable $35 per month principal and interest, secured by certain real property	3,326	-
	203,474	159,899
Less: current portion of long-term debt	(3,306)	-
	200,168	159,899

The fair value of the senior unsecured notes based on the closing price at September 30, 2009 was $140,035 (December 31, 2008 - $77,282).

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and range from prime plus 1% to prime plus 1.75%. The facility is repayable in 8 equal quarterly

principal instalments of $2,955 commencing September 30, 2010 plus a final payment of $35,459 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	2009		2008	
	Shares	Amount	Shares	Amount
	(No.)	($000s)	(No.)	($000s)
Balance, January 1	37,741,561	168,813	37,201,872	155,254
Issued upon exercise of stock options	-	-	492,311	11,379
Issued on acquisitions	-	-	150,160	2,640
Purchased under Normal Course Issuer Bid	-	-	-	-
Balance, September 30	37,741,561	168,813	37,844,343	169,273

The weighted average number of common shares outstanding for the nine months ended September 30, 2009 was 37,741,561 basic and 37,741,561 diluted (nine months ended September 30, 2008 - 37,653,459 basic and 37,681,393 diluted). The difference between basic and diluted shares for the nine months ended September 30, 2008 was attributable to the dilutive effect of stock options issued by the Company and shares held in trust. All of the outstanding options disclosed in note 8 could be potentially dilutive in the future; however they were not included in the calculation of diluted shares for the nine months ended September 30, 2009, as they would have an anti-dilutive effect.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	2009	2008
(000s)	($)	($)
Balance, January 1	7,297	6,025
Stock options expensed	2,617	2,583
Stock options exercised	-	(2,496)
Balance, September 30	9,914	6,112

8. STOCK OPTIONS

Continuity of Stock Options (year-to-date)	2009	2008

	Options	Average Exercise Price	Options	Average Exercise Price
	(No.)	($)	(No.)	($)
Balance, January 1	2,043,344	21.69	1,224,223	22.90
Granted during the period	852,500	8.45	1,328,000	19.91
Exercised for common shares	-	-	(492,311)	18.04
Forfeited	(191,049)	19.86	(74,269)	23.81
Expired	(164,400)	32.59	-	-
Balance, September 30	2,540,395	16.68	1,985,643	22.07

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.30 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At September 30, 2009, the long-term debt to cash flow ratio was 3.40:1 (December 31, 2008 - 1.98:1) calculated on a 12-month trailing basis as follows:

As at	September 30, 2009	December 31, 2008
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs) (note 5)	203,474	159,899
Cash flow	59,878	80,747

Long-term debt to cash flow ratio	3.40	1.98

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

10. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $10,672 ((euro)6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for

additional work of approximately $55 ((euro)35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $348 ((euro)223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $200 ((euro)128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $684 ((euro)439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

11. COMPARATIVES

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current period.

12. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States
(000s)	($)	($)	($)
Three Months Ended September 30, 2009			
Revenue	45,463	17,774	52,524
Operating income (loss)(1)	6,090	6,151	5,682
Segmented assets	279,055	102,802	249,103
Capital expenditures	11,317	1,699	44,099
Goodwill	7,236	979	2,308
Three Months Ended September 30, 2008			
Revenue	75,294	15,197	54,568
Operating income (loss)(1)	16,688	3,575	13,399
Segmented assets	272,741	107,577	217,492
Capital expenditures	6,133	861	10,961
Goodwill	7,236	979	2,308
Nine Months Ended September 30, 2009			
Revenue	157,067	51,932	164,020
Operating income (loss)(1)	14,107	15,920	22,489
Segmented assets	279,055	102,802	249,103
Capital expenditures	23,709	3,135	54,890
Goodwill	7,236	979	2,308

Nine Months Ended September 30, 2008			
Revenue	190,610	45,131	137,210
Operating income (loss)(1)	28,480	8,314	35,031
Segmented assets	272,741	107,577	217,492
Capital expenditures	17,243	1,747	30,305
Goodwill	7,236	979	2,308

(000s)	Latin America ($)	Corporate ($)	Consolidated ($)
Three Months Ended September 30, 2009			
Revenue	17,500	-	133,261
Operating income (loss)(1)	2,555	(3,979)	16,499
Segmented assets	47,260	-	678,220
Capital expenditures	1,097	-	58,212
Goodwill	-	-	10,523
Three Months Ended September 30, 2008			
Revenue	6,591	-	151,650
Operating income (loss)(1)	(1,115)	(4,735)	27,812
Segmented assets	20,980	-	618,790
Capital expenditures	459	-	18,414
Goodwill	-	-	10,523
Nine Months Ended September 30, 2009			
Revenue	45,357	-	418,376
Operating income (loss)(1)	8,014	(12,552)	47,978
Segmented assets	47,260	-	678,220
Capital expenditures	2,197	-	83,931
Goodwill	-	-	10,523
Nine Months Ended September 30, 2008			
Revenue	18,982	-	391,933
Operating income (loss)(1)	(2,472)	(13,072)	56,281
Segmented assets	20,980	-	618,790
Capital expenditures	3,279	-	52,574
Goodwill	-	-	10,523

(1) Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

	Three Months Ended Sept. 30,	Nine Months Ended Sept. 30,

(000s)	2009 ($)	2008 ($)	2009 ($)	2008 ($)
Fracturing	115,262	125,766	353,050	323,173
Coiled tubing	10,656	15,680	36,245	40,324
Cementing	4,151	8,105	19,754	21,250
Other	3,192	2,099	9,327	7,186
	133,261	151,650	418,376	391,933

13. PROPOSED ACQUISITION

On September 20, 2009, the Company and Century entered into a definitive agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million will consist of approximately $13.5 million of cash plus up to 5,144,695 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the 3 trading days preceding and the 3 trading days following the date of the agreement. Including estimated transaction costs, the total consideration will be approximately $99.5 million for accounting purposes. If approved by the shareholders of Century, the acquisition is expected to close on or after November 10, 2009.

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 21:48e 04-NOV-09

unconventional wisdom

third quarter interim report for the
three months and nine months ended September 30, 2009

CALFRAC WELL SERVICES

Q3 Highlights

(000s, except per share and unit data) (unaudited)	Three Months Ended September 30, 2009 ($)	2008 ($)	Change (%)	Nine Months Ended September 30, 2009 ($)	2008 ($)	Change (%)
Financial						
Revenue	133,261	151,650	(12)	418,376	391,933	7
Operating income[(1)]	16,499	27,812	(41)	47,978	56,281	(15)
Net income (loss)	2,842	11,203	(75)	(6,400)	10,003	(164)
Per share – basic	0.08	0.30	(73)	(0.17)	0.27	(163)
Per share – diluted	0.08	0.30	(73)	(0.17)	0.27	(163)
Funds provided by operations[(1)]	12,199	27,128	(55)	35,040	55,909	(37)
Per share – basic	0.32	0.72	(56)	0.93	1.48	(37)
Per share – diluted	0.32	0.72	(56)	0.93	1.48	(37)
EBITDA[(1)]	15,112	26,983	(44)	45,397	57,216	(21)
Per share – basic	0.40	0.71	(44)	1.20	1.52	(21)
Per share – diluted	0.40	0.71	(44)	1.20	1.52	(21)
Working capital (end of period)	103,331	104,700	(1)	103,331	104,700	(1)
Shareholders' equity (end of period)	378,972	378,890	–	378,972	378,890	–
Weighted average common shares outstanding (#)						
Basic	37,742	37,843	–	37,742	37,653	–
Diluted	37,742	37,853	–	37,742	37,681	–
Operating (end of period)						
Pumping horsepower (000s)				371	287	29
Coiled tubing units (#)				18	18	–
Cementing units (#)				21	18	17

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

president's message

I am pleased to present Calfrac's operating and financial highlights for the three and nine months ended September 30, 2009 and discuss our prospects for the remainder of the year. During the third quarter, our Company:

- acquired the fracturing assets of a U.S. competitor, Pure Energy Services Ltd. ("Pure"), for a total purchase price of approximately $44.5 million, including transaction costs;
- entered into a definitive agreement to acquire Century Oilfield Services Inc. ("Century") for $90.0 million plus the assumption of approximately $30.0 million in indebtedness and other liabilities on an aggregate net basis;
- negotiated an increase to the Company's credit facilities to $170.0 million, which includes a $35.0 million incremental facility available upon closing of the Century acquisition, with a syndicate of Canadian financial institutions;
- commenced cementing operations in the Chicontepec region of Mexico; and
- experienced strong levels of fracturing and coiled tubing activity in Western Siberia.

FINANCIAL HIGHLIGHTS

For the <u>three months</u> ended September 30, 2009, the Company recorded:

- revenue of $133.3 million, a decrease of 12 percent from the third quarter of 2008;
- operating income of $16.5 million versus $27.8 million in the comparable period in 2008;
- net income of $2.8 million or $0.08 per share, including a foreign exchange loss before income taxes of $1.8 million, compared to $11.2 million or $0.30 per share in the same period in 2008; and
- a $5.5 million or $0.15 per share future income tax recovery arising from a reversal of the increase in the deferred credit balance that was recorded in the first half of the year as the Company has adjusted its estimated tax position for the full year in Canada.

For the <u>nine months</u> ended September 30, 2009, the Company's results included:

- revenue of $418.4 million, an increase of 7 percent from the comparable period of 2008;
- a net loss of $6.4 million or $0.17 per share, including a foreign exchange loss of $3.9 million, compared to net income of $10.0 million or $0.27 per share in the same period in 2008;
- funds provided by operations of $35.0 million or $0.93 per share versus $55.9 million or $1.48 per share in the same quarter of 2008; and
- working capital of $103.3 million and $72.9 million of unutilized credit facilities at the end of the period.

Overall, Calfrac continues to benefit from its solid presence in several key North American unconventional resource plays, where drilling activity remains relatively strong and revenue per job is high, as well as the positive momentum achieved in its international markets.

OPERATIONAL HIGHLIGHTS

Canada

During the third quarter, fracturing and coiled tubing activity in western Canada continued to be concentrated in the unconventional natural gas resource plays of the Montney and Horn River basins located in northern Alberta and northeast British Columbia. The Company completed a large-scale operation working together with a major oil and natural gas company in the Horn River region as the general contractor as well as maintained steady activity in the Deep Basin under the terms of a take-or-pay contract. Calfrac also expanded its presence in the Bakken oil play in southeast Saskatchewan during the third quarter. However, shallow gas and coalbed methane fracturing activity levels remained relatively slow during the quarter as a result of the low natural gas price environment. A full quarter's benefit was realized from the cost rationalization measures undertaken early in the second quarter, which partially mitigated the financial impact of the drilling slowdown in western Canada.

United States

In August, Calfrac acquired the fracturing assets of a U.S. competitor for approximately $44.5 million. This was a counter-cyclical acquisition deliberately undertaken during a period of lower activity levels and associated reduced asset valuations. This form of acquisition is in keeping with Calfrac's model for growth, which emphasizes organic growth during periods of higher asset pricing and cost effective acquisitions during periods of lower activity. This equipment had been deployed by the competitor in the Piceance Basin and it continued to operate in this basin as the Company experienced a resurgence in activity in this operating region during the latter part of the third quarter. Activity levels in the Denver Julesburg Basin also increased from the historical low levels experienced during the second quarter. In Arkansas, fracturing and cementing activity levels remained strong during the third quarter while competitive pricing pressures appear to have stabilized.

Russia

In Western Siberia, strong fracturing and coiled tubing activity levels resulted in strong financial performance from this geographic segment. However, Calfrac's reported Canadian dollar financial results were negatively impacted by an 18 percent decline in the value of the Russian rouble from the third quarter of 2008. The Company is currently preparing tenders for the 2010 annual contract bid process and is optimistic about Calfrac's prospects for the upcoming year.

Mexico

The Company's fracturing activity in the Chicontepec region increased significantly from the second quarter of 2009 due to the deployment of a second fracturing spread and the impact of a full quarter of operations offsetting a decline in fracturing activity in the Burgos field. The Company also deployed six cementing units from Canada into Mexico during the third quarter and early in the fourth quarter and commenced cementing operations in Chicontepec in mid-September.

Argentina

During the third quarter, activity in the Company's cementing operations in Argentina declined slightly from the record levels experienced in the previous three-month period, however, Calfrac continues to generate strong operating margins in this market. The Company employed a conservative approach in entering this new market during the second quarter of 2008 and continues to prudently evaluate and develop new market opportunities as the Argentina business environment evolves.

Corporate

On September 21, 2009, Calfrac announced that it had entered into a definitive agreement to pay $90.0 million for all of the issued and outstanding common shares of Century Oilfield Services Inc. plus the assumption of approximately $30.0 million in indebtedness and other liabilities on an aggregate net basis. This transaction is scheduled to close in mid-November 2009. This transaction would provide the Company with equipment built similar to Calfrac's specifications at a good valuation, a larger presence within the Montney, Horn River and Bakken unconventional resource plays and make Calfrac the largest Canadian fracturing service provider in terms of fracturing pumping capacity.

Also during the third quarter, Calfrac purchased the fracturing assets of a U.S. competitor, Pure Energy Services Ltd., for total consideration of approximately $44.5 million and added approximately 45,000 of pumping horsepower. Pure Energy's equipment was manufactured to similar specifications as a majority of Calfrac's equipment fleet and averages less than three years old.

During the third quarter, and in conjunction with the two acquisitions discussed above, the Company negotiated an increase to its credit facilities from $90.0 million to $170.0 million with a consortium of Canadian financial institutions, including a $35.0 million incremental facility available upon closing of the Centruy acquisition. The terms of the new covenant structure are more favourable than the previous facility, providing further flexibility to the Company.

OUTLOOK AND BUSINESS PROSPECTS

The global economic slowdown has reduced the demand for oil and natural gas which has led to a significant decline in drilling activity in Canada and the United States as well as increased price competition for oilfield services. North American natural gas prices are anticipated to remain at lower levels over the short term. The Company has thoroughly realigned its cost structure through significant workforce reductions in Canada and the United States, wage and retirement contribution rollbacks as well as cuts to discretionary operating expenses. The Company also suspended primary cementing operations in the Canadian market during April and redeployed six cementing units into Mexico during the third quarter and early in the fourth quarter. These measures have contributed to maintaining the Company's strong financial condition as we enter the fourth quarter. Working capital as at September 30, 2009 was approximately $103.3 million.

Fracturing and coiled tubing activity levels in Canada are expected to improve in the fourth quarter and into 2010. Oil and natural gas drilling and completion activity is anticipated to be focused in the unconventional resource plays of northwest Alberta, northeast British Columbia and southeast Saskatchewan. With the closing of the acquisition of Century, Calfrac will have a larger presence in the fracturing and coiled tubing markets in Canada.

In the United States, fracturing and cementing activity in the Fayetteville shale play of Arkansas is expected to remain relatively strong throughout the remainder of 2009. While the Company experienced significant pricing pressure in this market earlier in 2009, Calfrac believes that pricing levels have stabilized. The addition of the fracturing assets acquired from Pure during the third quarter has allowed Calfrac to capitalize on the increase in completion activity in the Rocky Mountain region that has occurred in the last quarter. Calfrac believes that activity levels in this region will be reasonably strong throughout the remainder of the year. Early in the fourth quarter, the Company redeployed a large fracturing crew from the Rocky Mountain region to Pennsylvania as it commenced operations servicing the Marcellus shale play.

Calfrac recently deployed a sixth coiled tubing unit into Western Siberia and it is expected to be operational late in the fourth quarter of 2009. The annual contract tender process is currently underway in Russia and the Company is optimistic that its three fracturing spreads and six coiled tubing units will be highly utilized during 2010.

The Company commenced fracturing operations in Poza Rica, Mexico servicing the Chicontepec oil and natural gas field for Pemex during the second quarter and continued to diversify its pressure pumping operations in Mexico with the commencement of cementing operations during September. Calfrac's Mexican equipment fleet is currently comprised of three fracturing spreads and six cementing units. This expansion is anticipated to lead to higher levels of overall equipment utilization and to improve the financial performance of this geographic segment for the remainder of 2009 and into the future. Calfrac added a third cementing unit in Argentina during the third quarter of 2009. The Company's Latin America management team will continue to evaluate growth opportunities to broaden the scale of these operations in this market.

The Company has negotiated with its lenders to increase its credit facilities by $80.0 million to $170.0 million, including a $35.0 million incremental facility available upon the closing of the Century acquisition. At September 30, 2009, Calfrac has utilized approximately $62.1 million of these facilities with remaining borrowing capacity of approximately $107.9 million, including a $35.0 million incremental facility available upon closing of the Century acquisition, should it be required.

Overall, demand for pressure pumping services in North America over the short term remains unclear, however, Calfrac's long-term outlook for the pressure pumping industry remains strong. Calfrac has rationalized its cost structure and streamlined its operating efficiencies. Calfrac's geographical diversification continues to benefit the Company and it believes that the improving financial performance of its international segments can be extended. The Company will maintain its strong balance sheet and continue to execute on its strategy through these difficult market conditions. Calfrac believes that the strengths of its business model and its conservative approach to the current economic challenges leave it well-positioned to capitalize on future opportunities.

On behalf of the Board of Directors,

D R Ramsay

Douglas R. Ramsay
President & Chief Executive Officer
November 4, 2009

management's discussion and analysis

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of November 3, 2009 and is a review of the financial condition and results of operations of the Company based on Canadian generally accepted accounting principles (GAAP). Its focus is primarily a comparison of the financial performance for the three and nine months ended September 30, 2009 and 2008 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included on page 8.

CALFRAC'S BUSINESS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services.

The Company's reportable business segments are as follows:

- The Canadian segment is focused on the provision of fracturing and coiled tubing services to a diverse group of oil and natural gas exploration and production companies operating in Alberta, northeast British Columbia and southern Saskatchewan. The Company's customer base in Canada ranges from large multi-national public companies to small private companies. Calfrac had combined hydraulic horsepower of approximately 135,000, 13 coiled tubing units and seven cementing units in Canada at September 30, 2009.
- The United States segment of the Company's business provides pressure pumping services from operating bases in Colorado and central Arkansas. In the United States, the Company provides fracturing services to a number of oil and natural gas companies operating in the Piceance Basin of western Colorado and the Denver Julesburg Basin of northeast Colorado and eastern Utah, as well as fracturing and cementing operations in the Fayetteville shale play of Arkansas. At September 30, 2009, the Company deployed approximately 182,000 hydraulic horsepower and operated five cementing units within the United States segment.
- The Company's Russian segment is focused on the provision of fracturing and coiled tubing services in Western Siberia. The Company operates under the terms of five annual contracts signed with two of Russia's largest oil and natural gas producers. At September 30, 2009, the Company operated five coiled tubing units and deployed approximately 27,000 hydraulic horsepower in Russia.
- The Latin America segment was created at the beginning of 2009 and provides pressure pumping services from operating bases in central and northern Mexico and central Argentina. The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico and cyclic oil fracturing and cementing services in the Chicontepec field of central Mexico under the terms of a three-year contract which, unless renewed, will expire in October 2010. In Argentina, the Company provides cementing and acidizing services to local oil and natural gas companies. In the Latin America segment, the Company deployed approximately 27,000 hydraulic horsepower and nine cementing units at September 30, 2009.

CONSOLIDATED HIGHLIGHTS

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2009	2008	Change	2009	2008	Change
(000s, except per share amounts)	**($)**	($)	(%)	**($)**	($)	(%)
(unaudited)						
Revenue	**133,261**	151,650	(12)	**418,376**	391,933	7
Operating income[1]	**16,499**	27,812	(41)	**47,978**	56,281	(15)
Net income (loss)	**2,842**	11,203	(75)	**(6,400)**	10,003	(164)
Per share – basic	**0.08**	0.30	(73)	**(0.17)**	0.27	(163)
Per share – diluted	**0.08**	0.30	(73)	**(0.17)**	0.27	(163)
Funds provided by operations[1]	**12,199**	27,128	(55)	**35,040**	55,909	(37)
Per share – basic	**0.32**	0.72	(56)	**0.93**	1.48	(37)
Per share – diluted	**0.32**	0.72	(56)	**0.93**	1.48	(37)
EBITDA[1]	**15,112**	26,983	(44)	**45,397**	57,216	(21)
Per share – basic	**0.40**	0.71	(44)	**1.20**	1.52	(21)
Per share – diluted	**0.40**	0.71	(44)	**1.20**	1.52	(21)
Working capital, end of period				**103,331**	104,700	(1)
Total assets, end of period				**678,220**	618,790	10
Long-term debt, end of period				**200,168**	139,546	43
Shareholders' equity, end of period				**378,972**	378,890	–

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

2009 OVERVIEW

In the third quarter of 2009, the Company:

- generated revenue of $133.3 million versus $151.7 million in the third quarter of 2008;
- reported net income of $2.8 million or $0.08 per share, including a $5.5 million future income tax recovery arising from a reversal of the increase in the deferred credit balance that was recorded in the first half of the year as the Company has adjusted its estimated tax position for the full year in Canada, compared to $11.2 million or $0.30 per share in the comparable 2008 period;
- announced the acquisition of Century Oilfield Services Inc. for $90.0 million plus the assumption of approximately $30.0 million in indebtedness and other liabilities on an aggregate net basis, the closing of which is to occur in mid-November 2009;
- acquired the fracturing assets of a U.S. competitor, Pure Energy Services Ltd., for a total purchase price of approximately $44.5 million;
- negotiated an increase to the Company's credit facilities to $170.0 million, including a $35.0 million incremental facility available upon the closing of the Century acquisition for a period of approximately six months thereafter subject to extension at the lender's discretion, with a syndicate of Canadian financial institutions; and
- recorded a foreign exchange loss of $1.8 million versus $0.7 million in the comparable period of 2008.

For the nine months ended September 30, 2009 the Company:

- increased revenue by 7 percent to $418.4 million from $391.9 million in the comparative period in 2008;
- reported a net loss of $6.4 million or $0.17 per share compared to net income of $10.0 million or $0.27 per share in the comparable 2008 period;
- incurred capital expenditures of $83.9 million, including the acquisition of Pure's fracturing assets, primarily to bolster the Company's fracturing equipment fleet;
- combined Calfrac's Mexico and Argentina operations under an experienced management team to form a new Latin America division;

- initiated cost reduction measures in Canada and the United States through workforce planning which resulted in restructuring costs of approximately $1.5 million during the first nine months of 2009; and
- incurred a foreign exchange loss of $3.9 million versus a foreign exchange gain of $0.8 million in the comparable period of 2008.

NON-GAAP MEASURES

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP and, therefore, are considered non-GAAP measures. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and ability to generate funds to finance its operations. These measures may not be comparable to similar measures presented by other entities. These measures are further explained as follows:

Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income was calculated as follows:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	**2009**	2008
(000s)	**($)**	($)	**($)**	($)
(unaudited)				
Net income (loss)	**2,842**	11,203	**(6,400)**	10,003
Add back (deduct):				
Depreciation	**15,448**	12,773	**45,563**	36,868
Interest, net	**3,763**	2,692	**10,951**	8,072
Equity share of net income from long-term investments	**–**	–	**–**	(122)
Foreign exchange losses (gains)	**1,807**	704	**3,902**	(805)
Loss (gain) on disposal of capital assets	**(420)**	125	**(1,321)**	(8)
Income taxes	**(6,972)**	343	**(4,828)**	2,395
Non-controlling interest	**31**	(28)	**111**	(122)
Operating income	**16,499**	27,812	**47,978**	56,281

Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations was calculated as follows:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
(unaudited)				
Cash provided by (used in) operating activities	(11,721)	(1,830)	25,290	27,124
Add back:				
Net change in non-cash operating assets and liabilities	23,920	28,958	9,750	28,785
Funds provided by operations	12,199	27,128	35,040	55,909

EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA was calculated as follows:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
(unaudited)				
Net income (loss)	2,842	11,203	(6,400)	10,003
Add back (deduct):				
Depreciation	15,448	12,773	45,563	36,868
Interest, net	3,763	2,692	10,951	8,072
Income taxes	(6,972)	343	(4,828)	2,395
Non-controlling interest	31	(28)	111	(122)
EBITDA	15,112	26,983	45,397	57,216

FINANCIAL OVERVIEW – THREE MONTHS ENDED SEPTEMBER 30, 2009 VERSUS 2008

Canada

Three Months Ended September 30,	2009	2008	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	45,463	75,294	(40)
Expenses			
Operating	37,221	55,542	(33)
Selling, General and Administrative (SG&A)	2,152	3,064	(30)
	39,373	58,606	(33)
Operating income[1]	6,090	16,688	(64)
Operating income (%)	13.4%	22.2%	(40)
Fracturing revenue per job ($)	83,910	68,966	22
Number of fracturing jobs	496	915	(46)
Coiled tubing revenue per job ($)	14,784	11,384	30
Number of coiled tubing jobs	260	738	(65)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the third quarter of 2009 was $45.5 million versus $75.3 million in the comparable three-month period of 2008. The 40 percent decrease in revenue was primarily due to lower fracturing and coiled tubing activity and the impact of suspending cementing operations in Canada during the second quarter of 2009 offset partially by the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia.

Operating Expenses

Operating expenses in Canada decreased by 33 percent to $37.2 million during the third quarter of 2009 from $55.5 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to lower overall fracturing and coiled tubing activity levels combined with lower personnel costs as a result of the impact of restructuring initiatives undertaken during the second quarter of 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the third quarter of 2009 decreased from the corresponding period in 2008 by 30 percent to $2.2 million primarily due to lower compensation expenses.

United States

Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	52,524	54,568	(4)
Expenses			
Operating	45,257	38,985	16
SG&A	1,585	2,184	(27)
	46,842	41,169	14
Operating income[(1)]	5,682	13,399	(58)
Operating income (%)	10.8%	24.6%	(56)
Fracturing revenue per job ($)	56,313	59,197	(5)
Number of fracturing jobs	883	859	3
Cementing revenue per job ($)	18,786	13,869	35
Number of cementing jobs	149	268	(44)
Cdn$/US$ average exchange rate[(2)]	1.0976	1.0416	5

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations decreased during the third quarter of 2009 to $52.5 million from $54.6 million in the comparable quarter of 2008. The decrease in United States revenue was due primarily to lower fracturing activity levels in the Rocky Mountain region, lower cementing activity levels and competitive pricing pressures, offset partially by the appreciation in the value of the United States dollar, higher fracturing activity levels and job sizes in Arkansas and the completion of larger cementing jobs.

Operating Expenses

Operating expenses in the United States were $45.3 million for the third quarter of 2009, an increase of 16 percent from the comparative period in 2008 primarily due to the impact of the higher value of the United States dollar, increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and higher equipment repair expenses.

SG&A Expenses

SG&A expenses in the United States during the third quarter of 2009 decreased by 27 percent from the comparable period in 2008 to $1.6 million primarily due to lower personnel expenses, offset partially by the appreciation in the value of the United States dollar.

Russia

Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	17,774	15,197	17
Expenses			
Operating	10,735	10,561	2
SG&A	888	1,061	(16)
	11,623	11,622	-
Operating income[1]	6,151	3,575	72
Operating income (%)	34.6%	23.5%	47
Fracturing revenue per job ($)	74,572	123,721	(40)
Number of fracturing jobs	147	64	130
Coiled tubing revenue per job ($)	45,112	59,665	(24)
Number of coiled tubing jobs	151	122	24
Cdn$/rouble average exchange rate[2]	0.0350	0.0429	(18)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

During the third quarter of 2009, the Company's revenue from Russian operations increased by 17 percent to $17.8 million from $15.2 million in the corresponding three-month period of 2008 mainly due to higher fracturing and coiled tubing activity levels being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 18 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the third quarter of 2009 were $10.7 million compared to $10.6 million in the corresponding period of 2008. The increase in operating expenses was primarily due to the higher revenue base and equipment utilization offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $0.9 million for the three-month period ended September 30, 2009 versus $1.1 million in the same quarter of 2008. The decrease was primarily due to the depreciation of the Russian rouble.

Latin America

Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	17,500	6,591	166
Expenses			
Operating	14,328	7,454	92
SG&A	617	252	145
	14,945	7,706	94
Operating income (loss)[1]	2,555	(1,115)	329
Operating income (loss) (%)	14.6%	-16.9%	186
Cdn$/Mexican peso average exchange rate[2]	0.0828	0.1009	(18)
Cdn$/Argentine peso average exchange rate[2]	0.2846	0.3376	(16)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $17.5 million during the third quarter of 2009 versus $6.6 million in the comparable three-month period in 2008. For the three months ended September 30, 2009 and 2008, revenue generated through subcontractors was $3.2 million and $2.1 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter, the completion of larger jobs in Mexico, higher cementing activity levels and larger job sizes in Argentina, combined with the commencement of cementing operations in Mexico during the third quarter of 2009, offset partially by the appreciation of the Canadian dollar versus the Mexican and Argentine peso.

Operating Expenses

Operating expenses in Latin America for the three months ended September 30, 2009 increased by 92 percent from the comparative period in 2008 to $14.3 million. This increase was primarily due to higher fracturing activity and higher product costs related to the completion of more and larger fracturing jobs in Mexico, costs related to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009, combined with incremental expenses related to higher activity levels and cementing job sizes in Argentina.

SG&A Expenses

SG&A expenses in Latin America increased to $0.6 million from $0.3 million in the comparable quarter of 2008 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

Three Months Ended September 30,	2009	2008	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	488	686	(29)
SG&A	3,491	4,049	(14)
	3,979	4,735	(16)
Operating loss[1]	(3,979)	(4,735)	16

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 29 percent decrease in Corporate operating expenses from the third quarter of 2008 is mainly due to lower compensation expenses as a result of a decrease in the number of personnel supporting the Company's operations and the impact of cost-saving initiatives implemented during the second quarter of 2009.

SG&A Expenses

For the three months ended September 30, 2009, Corporate SG&A expenses decreased by 14 percent from the comparable 2008 period to $3.5 million, mainly due to lower compensation expenses resulting from cost-saving measures implemented early in the second quarter of 2009, offset partially by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $3.8 million for the third quarter of 2009 represented an increase of $1.1 million from $2.7 million in the comparable period of 2008. This increase was primarily due to higher reported interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the $59.1 million drawdown on the Company's credit facilities.

For the three months ended September 30, 2009, depreciation expense increased by 21 percent to $15.4 million from $12.8 million in the corresponding quarter of 2008, mainly as a result of the Company's acquisition of fracturing assets from Pure, a larger fleet of equipment operating in North America and the appreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $1.8 million during the third quarter of 2009 versus $0.7 million in the comparative three-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. On a quarter-over-quarter basis, the change in foreign exchange losses or gains was mainly due to the impact of the appreciation of the Canadian dollar on foreign assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded an income tax recovery of $7.0 million during the third quarter of 2009 compared to income tax expense of $0.3 million in the comparable period of 2008. The effective income tax rate for the three months ended September 30, 2009 was 170 percent compared to an effective tax rate of 3 percent in the same quarter of 2008. The decrease in total income tax expense was primarily due to pre-tax losses in Canada and the United States offset partially by higher profitability in Russia, Mexico and Argentina. During the third quarter, the increase in the deferred credit balance that was recorded in the first half of the year was reversed as the Company has adjusted its estimated tax position for the full year in Canada. This resulted in an additional future income tax recovery of $5.5 million for the three months ended September 30, 2009.

Summary of Quarterly Results

Three Months Ended	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009
(000s, except per share and unit data)	($)	($)	($)	($)	($)	($)	($)	($)
(unaudited)								
Financial								
Revenue	114,450	145,627	94,657	151,650	172,430	180,388	104,727	133,261
Operating income (loss)(1)	19,872	29,477	(1,008)	27,812	25,658	27,427	4,052	16,499
Net income (loss)	3,653	14,269	(15,469)	11,203	7,861	5,528	(14,770)	2,842
Per share – basic	0.10	0.38	(0.41)	0.30	0.21	0.15	(0.39)	0.08
Per share – diluted	0.10	0.38	(0.41)	0.30	0.21	0.15	(0.39)	0.08
Funds provided by operations(1)	19,582	28,790	(9)	27,128	24,838	22,713	128	12,199
Per share – basic	0.53	0.77	–	0.72	0.66	0.60	–	0.32
Per share – diluted	0.53	0.77	–	0.72	0.66	0.60	–	0.32
EBITDA(1)	18,790	31,047	(813)	26,983	26,740	25,945	4,340	15,112
Per share – basic	0.51	0.83	(0.02)	0.71	0.71	0.69	0.11	0.40
Per share – diluted	0.51	0.83	(0.02)	0.71	0.71	0.69	0.11	0.40
Capital expenditures	12,101	14,820	19,341	18,414	32,233	15,857	9,862	58,212
Working capital (end of period)	92,156	111,989	94,056	104,700	100,575	129,532	111,864	103,331
Shareholders' equity (end of period)	350,915	377,056	364,068	378,890	393,476	402,537	380,515	378,972
Operating (end of period)								
Pumping horsepower (000s)	N/A	232	255	287	287	303	319	371
Coiled tubing units (#)	18	18	18	18	18	18	18	18
Cementing units (#)	16	17	17	18	18	20	20	21

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

N/A - Not Available

FINANCIAL OVERVIEW – NINE MONTHS ENDED SEPTEMBER 30, 2009 VERSUS 2008

Canada

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**157,067**	190,610	(18)
Expenses			
Operating	**135,870**	154,458	(12)
SG&A	**7,090**	7,672	(8)
	142,960	162,130	(12)
Operating income(1)	**14,107**	28,480	(50)
Operating income (%)	**9.0%**	14.9%	(40)
Fracturing revenue per job ($)	**90,515**	62,276	45
Number of fracturing jobs	**1,504**	2,530	(41)
Coiled tubing revenue per job ($)	**18,226**	9,711	88
Number of coiled tubing jobs	**952**	2,049	(54)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the first nine months of 2009 decreased by 18 percent to $157.1 million from $190.6 million in the comparable period of 2008. The decrease in revenue was due primarily to lower fracturing and coiled tubing activity combined with the impact of suspending the Company's primary cementing operations in April 2009

offset partially by an increase in the proportion of larger jobs completed in the unconventional resource plays located in northwest Alberta and northeast British Columbia.

Operating Expenses

Operating expenses in Canada were $135.9 million during the first nine months of 2009 versus $154.5 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to lower activity levels and the impact of cost rationalization measures offset by an increase in equipment repair expenses and $1.5 million of restructuring costs.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $7.1 million during the first nine months of 2009, a decrease of 8 percent from the corresponding period of 2008 due primarily to lower personnel costs.

United States

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	**164,020**	137,210	20
Expenses			
Operating	**136,212**	96,222	42
SG&A	**5,319**	5,957	(11)
	141,531	102,179	39
Operating income[(1)]	**22,489**	35,031	(36)
Operating income (%)	**13.7%**	25.5%	(46)
Fracturing revenue per job ($)	**76,899**	60,834	26
Number of fracturing jobs	**1,973**	2,139	(8)
Cementing revenue per job ($)	**19,998**	13,296	50
Number of cementing jobs	**615**	533	15
Cdn$/US$ average exchange rate[(2)]	**1.1694**	1.0180	15

(1) Refer to "Non-GAAP Measures" on page 8 for further information.
(2) Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations increased during the first nine months of 2009 to $164.0 million from $137.2 million in the comparable period of 2008. The increase in revenue was primarily due to the impact of the 15 percent appreciation in the value of the United States dollar versus the Canadian dollar, an increase in the number of larger fracturing jobs completed in Arkansas combined with the completion of more and larger cementing jobs offset partially by competitive pricing pressures and lower fracturing activity in the Rocky Mountain region.

Operating Expenses

Operating expenses in the United States were $136.2 million for the first nine months of 2009, an increase of 42 percent from the comparative period in 2008 primarily due to the impact of the appreciation of the United States dollar against the Canadian dollar, increased usage of proppant and higher equipment repair expenses resulting from the completion of larger fracturing jobs as well as higher operating costs related to the increased scale and activity levels of the Company's cementing operations in Arkansas.

SG&A Expenses

SG&A expenses in the United States during the first nine months of 2009 decreased by 11 percent from the comparable period in 2008 to $5.3 million primarily due to lower compensation expenses, offset partially by the appreciation of the United States dollar.

Russia

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	51,932	45,131	15
Expenses			
Operating	33,364	34,037	(2)
SG&A	2,648	2,780	(5)
	36,012	36,817	(2)
Operating income[1]	15,920	8,314	91
Operating income (%)	30.7%	18.4%	67
Fracturing revenue per job ($)	75,430	133,541	(44)
Number of fracturing jobs	438	185	137
Coiled tubing revenue per job ($)	45,418	62,086	(27)
Number of coiled tubing jobs	416	329	26
Cdn$/rouble average exchange rate[2]	0.0360	0.0424	(15)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.
(2) Source: Bank of Canada.

Revenue

During the first nine months of 2009, the Company's revenue from Russian operations increased by 15 percent to $51.9 million from $45.1 million in the corresponding nine-month period of 2008. Total revenue during the first nine months of 2009 was higher than in the comparative nine-month period in 2008 primarily due to higher fracturing and coiled tubing activity being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 15 percent against the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the first nine months of 2009 were $33.4 million compared to $34.0 million in the corresponding period of 2008. The decrease in operating expenses was primarily due to the depreciation in the Russian rouble against the Canadian dollar, offset partially by higher fracturing and coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $2.6 million for the nine-month period ended September 30, 2009 versus $2.8 million in the same period of 2008. The slight decrease in SG&A expenses was primarily due to the depreciation of the Russian rouble, offset partially by higher occupancy costs.

Latin America

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	45,357	18,982	139
Expenses			
Operating	35,658	20,860	71
SG&A	1,685	594	184
	37,343	21,454	74
Operating income (loss)[1]	8,014	(2,472)	424
Operating income (loss) (%)	17.7%	-13.0%	236
Cdn$/Mexican peso average exchange rate[2]	0.0857	0.0969	(12)
Cdn$/Argentine peso average exchange rate[2]	0.3124	0.3237	(3)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $45.4 million during the first nine months of 2009 versus $19.0 million in the comparable nine-month period in 2008. For the nine months ended September 30, 2009 and 2008, revenue generated through subcontractors was $9.3 million and $7.2 million, respectively. The increase in revenue was primarily due to higher fracturing activity and larger job sizes in Mexico, higher cementing activity in Argentina as these operations commenced during the second quarter of 2008 and the commencement of cementing operations in Mexico during the third quarter of 2009 offset partially by the 12 percent decline in the Mexican peso versus the Canadian dollar.

Operating Expenses

Operating expenses in Latin America for the nine months ended September 30, 2009 increased by 71 percent from the comparative period in 2008 to $35.7 million. This increase was primarily due to a higher revenue base from a full quarter of fracturing operations in the Chicontepec region plus increased product costs in Mexico related to the completion of larger fracturing jobs, incremental expenses related to the Company's operations in Argentina which began during the second quarter of 2008 combined with start-up and incremental operating expenses related to the commencement of cementing operations in Mexico during the third quarter of 2009. These factors were partially offset by the depreciation of the Mexican peso.

SG&A Expenses

SG&A expenses in Latin America increased by $1.1 million from the comparable period of 2008 to $1.7 million in the first nine months of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina, offset partially by the depreciation of the Mexican peso against the Canadian dollar.

Corporate

Nine Months Ended September 30,	2009	2008	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**1,898**	1,774	7
SG&A	**10,654**	11,298	(6)
	12,552	13,072	(4)
Operating loss[1]	**(12,552)**	(13,072)	4

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 7 percent increase in Corporate operating expenses from the first nine months of 2008 is mainly due to an increase in the number of personnel directly supporting the Company's broader scale of operations.

SG&A Expenses

For the nine months ended September 30, 2009, Corporate SG&A expenses decreased by 6 percent to $10.7 million, mainly due to lower compensation expenses arising from restructuring initiatives implemented early in the second quarter, offset slightly by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $11.0 million for the first nine months of 2009 represented an increase of $2.9 million from $8.1 million in the comparable period of 2008. This increase was primarily due to higher reported interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the drawdown on the Company's revolving term credit facilities.

For the nine months ended September 30, 2009, depreciation expense increased by 24 percent to $45.6 million from $36.9 million in the corresponding period of 2008, mainly as a result of the Company's larger fleet of equipment operating in North America, the acquisition of fracturing assets from Pure and the appreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $3.9 million during the first nine months of 2009 versus a foreign exchange gain of $0.8 million in the comparative nine-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The change from a foreign exchange gain to a loss was mainly due to the appreciation of the Canadian dollar on foreign assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded an income tax recovery of $4.8 million during the first nine months of 2009 versus income tax expense of $2.4 million during the comparable period of 2008. The effective income tax rate for the nine months ended September 30, 2009 was 43 percent compared to an effective tax rate of 20 percent in the same period of 2008. The change in the effective income tax rate period-over-period is due to the change in the mix of taxable earnings and losses incurred in

the countries in which the Company operates and the differing rates of income tax attributable to those earnings and losses. In addition, Canadian losses for 2009 are being recovered at full statutory rates, however, the provision for income taxes on Canadian income in 2008 was tax affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit.

Liquidity and Capital Resources

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
(unaudited)				
Cash provided by (used in):				
Operating activities	(11,721)	(1,830)	25,290	27,124
Financing activities	32,483	216	45,596	6,991
Investing activities	(56,080)	(20,012)	(89,066)	(53,899)
Effect of exchange rate changes on cash and cash equivalents	(4,184)	1,851	(7,690)	3,421
Decrease in cash and cash equivalents	(39,502)	(19,775)	(25,870)	(16,363)

Operating Activities

The Company's cash flow from operating activities for the nine months ended September 30, 2009 was $25.3 million versus $27.1 million in the comparable period in 2008. The change was primarily due to a $19.0 million net change in non-cash working capital that was more than offset by a $20.9 million reduction in funds provided by operations (refer to "Non-GAAP Measures" on page 8). At September 30, 2009, Calfrac's working capital was approximately $103.3 million, a decrease of 1 percent from September 30, 2008. The Company reviewed its quarter-end accounts receivable balance in detail and determined that a provision for doubtful accounts receivable totalling $1.0 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities for the first nine months of 2009 was $45.6 million compared to $7.0 million in the comparable period of 2008 as the Company drew $59.1 million on its revolving term credit facility, repaid $15.0 million on its operating line of credit and assumed a $3.3 million mortgage as a result of the acquisition of Pure's fracturing assets during the first nine months of 2009. In addition, Calfrac received proceeds of $8.9 million from the issuance of common shares during the first nine months of 2008 and no such amounts in the same period of 2009.

In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks. It consists of an operating facility of $10.0 million, a syndicated facility of $125.0 million and an incremental facility of $35.0 million, which is available upon closing of the Century acquisition for a period of approximately six months thereafter subject to extension at the lender's discretion. The terms of the renewed credit facility are based upon parameters of certain bank covenants and range from prime plus 1 percent to prime plus 1.75 percent. As of September 30, 2009, the Company had drawn $62.1 million on its syndicated facility, leaving a further $107.9 million in immediately available credit , including a $35.0 million incremental facility available upon the closing of the Century acquisition for a period of approximately six months thereafter, should these funds be required.

At September 30, 2009, the Company had cash and cash equivalents of $10.6 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund and is not exposed to any liquidity issues.

The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors, which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by funds provided by operations and totalled $1.9 million in each of the first nine months of 2009 and 2008.

Investing Activities

For the first nine months of 2009, Calfrac's net cash used for investing activities was $89.1 million versus $53.9 million for the same period of 2008. Capital expenditures were $83.9 million in the first nine months of 2009 compared to $52.6 million in the same period of 2008. Capital expenditures in 2009 included the acquisition of fracturing assets of Pure during the third quarter of 2009 for $42.3 million and the remaining capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during the first nine months of 2009 was a loss of $7.7 million versus a gain of $3.4 million during the same period of 2008. These gains relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2009 and beyond.

Proposed Acquisition

On September 20, 2009, the Company and Century entered into a definitive agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million will consist of approximately $13.5 million of cash plus up to 5,144,695 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three days following the date of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the

agreed value and results in a higher recorded purchase price. Including estimated transaction costs, the total consideration will be approximately $99.5 million for accounting purposes. If approved by the shareholders of Century, the acquisition is expected to close on or after November 10, 2009.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at October 31, 2009, there were 37,742,186 common shares issued and outstanding, and 2,537,978 options to purchase common shares.

Contractual Obligations and Contingencies

Calfrac has various contractual obligations related to the leasing of vehicles, equipment and facilities as well as raw material purchase commitments.

Greek Legal Proceedings

As described in note 10 to the interim consolidated financial statements, the Company and one of its Greek subsidiaries are involved in a number of legal proceedings in Greece. Management regularly evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate its potential exposure to these legal proceedings at this time.

Changes in Accounting Policies

The following change in accounting policy was adopted pursuant to the Canadian Institute of Chartered Accountants (CICA) Handbook on January 1, 2009:

Goodwill and Intangible Assets

Section 3064 Goodwill and Intangible Assets replaces the previous Section 3062 and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's consolidated financial statements for the year ended December 31, 2008, which were prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements for the year ended December 31, 2008 and are referenced in note 3 to the unaudited consolidated financial statements for the three and nine months ended September 30, 2009. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses

and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Allowance for Doubtful Accounts Receivable

The Company performs ongoing credit evaluations of its customers and grants credit based upon a review of historical collection experience, current aging status, financial condition of the customer and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. In situations where the creditworthiness of a customer is uncertain, services are provided on receipt of cash in advance or services are declined. Calfrac's management believes that the provision for doubtful accounts is adequate.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Financial Instruments

The Company follows CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at amortized cost. Accounts payable and accrued liabilities are designated as "other financial liabilities" and are carried at amortized cost. Bank loans and long-term debt are designated as "other financial liabilities" and are carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135.0 million private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs and the costs related to the recent renewal of the Company's credit facilities are amortized to interest expense over the term of the debt.

Goodwill

Goodwill represents an excess of the purchase price over the fair value of net assets acquired. The Company assesses goodwill at least on an annual basis. Goodwill is allocated to reporting segments and any potential goodwill impairment is identified by comparing the carrying value of a reporting segment with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. The offset would be charged to the Consolidated Statement of Operations and Retained Earnings as goodwill impairment.

Income Taxes

The Company follows the liability method of accounting for income taxes, which evaluates the differences between the financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Estimates of the Company's future taxable income have been considered in assessing the utilization of available tax losses. Calfrac's business is complex and the calculation of income taxes involves many complex factors as well as the Company's interpretation of relevant tax legislation and regulations. Calfrac's management believes that the income tax provision is adequate.

Revenue Recognition

Revenue is recognized for services upon completion and for products upon delivery.

Stock-Based Compensation

Calfrac provides stock-based compensation to certain employees in the form of stock options. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

The Company also grants deferred stock units to independent members of its Board of Directors which vest one year from the grant date and are settled at the option of the Company either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares.

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled at the option of the Company either in cash or in Company shares purchased on the open market.

Changes in the Company's obligations under the deferred and performance stock unit plans arising from fluctuations in the market value of the Company's shares underlying these compensation programs are recorded as the share value changes.

Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Adoption of International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed a project plan which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

The Company is currently analyzing accounting policy alternatives and identifying implementation options for the areas that have been identified as having the greatest potential impact to the Company's financial statements or the greatest risk in terms of complexity to implement. The areas identified to date include capital assets, impairment and foreign currency translation.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form and are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Outlook

The global economic slowdown has reduced the demand for oil and natural gas which has led to a significant decline in drilling activity in Canada and the United States as well as increased price competition for oilfield services. North American natural gas prices are anticipated to remain at lower levels over the short term. The Company has thoroughly realigned its cost structure through significant workforce reductions in Canada and the United States, wage and retirement contribution rollbacks as well as cuts to discretionary operating expenses. The Company also suspended primary cementing operations in the Canadian market during April and redeployed six cementing units into Mexico during the third quarter and early in the fourth quarter. These measures have contributed to maintaining the Company's strong financial condition as we enter the fourth quarter. Working capital as at September 30, 2009 was approximately $103.3 million.

Fracturing and coiled tubing activity levels in Canada are expected to improve in the fourth quarter and into 2010. Oil and natural gas drilling and completion activity is anticipated to be focused in the unconventional resource plays of northwest Alberta, northeast British Columbia and southeast Saskatchewan. With the closing of the acquisition of Century, Calfrac will have a larger presence in the fracturing and coiled tubing markets in Canada.

In the United States, fracturing and cementing activity in the Fayetteville shale play of Arkansas is expected to remain relatively strong throughout the remainder of 2009. While the Company experienced significant pricing pressure in this market earlier in 2009, Calfrac believes that pricing levels have stabilized. The addition of the fracturing assets acquired from Pure during the third quarter has allowed Calfrac to capitalize on the increase in completion activity in the Rocky Mountain region that has occurred in the last quarter. Calfrac believes that activity levels in this region will be reasonably strong throughout the remainder of the year. Early in the fourth quarter, the Company redeployed a large fracturing crew from the Rocky Mountain region to Pennsylvania as it commenced operations servicing the Marcellus shale play.

Calfrac recently deployed a sixth coiled tubing unit into Western Siberia and it is expected to be operational late in the fourth quarter of 2009. The annual contract tender process is currently underway in Russia and the Company is optimistic that its three fracturing spreads and six coiled tubing units will be highly utilized during 2010.

The Company commenced fracturing operations in Poza Rica, Mexico servicing the Chicontepec oil and natural gas field for Pemex during the second quarter and continued to diversify its pressure pumping operations in Mexico with the commencement of cementing operations during September. Calfrac's Mexican equipment fleet is currently comprised of three fracturing spreads and six cementing units. This expansion is anticipated to lead to higher levels of overall equipment utilization and to improve the financial performance of this geographic segment for the remainder of 2009 and into the future. Calfrac added a third cementing unit in Argentina during the third quarter of 2009. The Company's Latin America management team will continue to evaluate growth opportunities to broaden the scale of these operations in this market.

The Company has negotiated with its lenders to increase its credit facilities by $80.0 million to $170.0 million, including a $35.0 million incremental facility available upon the closing of the Century acquisition. At September 30, 2009, Calfrac has utilized approximately $62.1 million of these facilities with remaining borrowing capacity of approximately $107.9 million, including a $35.0 million incremental facility available upon closing of the Century acquisition, should it be required.

Overall, demand for pressure pumping services in North America over the short term remains unclear, however, Calfrac's long-term outlook for the pressure pumping industry remains strong. Calfrac has rationalized its cost structure and streamlined its operating efficiencies. Calfrac's geographical diversification continues to benefit the Company and it believes that the improving financial performance of its international segments can be extended. The Company will maintain its strong balance sheet and continue to execute on its strategy through these difficult market conditions. Calfrac believes that the strengths of its business model and its conservative approach to the current economic challenges leave it well-positioned to capitalize on future opportunities.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this MD&A, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" above.

Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

As at	September 30, 2009	December 31, 2008
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	10,622	36,492
Accounts receivable	118,647	120,048
Income taxes recoverable	1,810	6,681
Inventory	37,545	41,123
Prepaid expenses and deposits	7,033	5,813
	175,657	210,157
Capital assets	473,656	459,874
Goodwill	10,523	10,523
Future income taxes	18,384	11,218
	678,220	691,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	69,020	94,582
Bank loan	–	15,000
Current portion of long-term debt (note 5)	3,306	–
	72,326	109,582
Long-term debt (note 5)	200,168	159,899
Other long-term liabilities	1,282	1,368
Future income taxes	22,212	24,815
Deferred credit	3,105	2,588
Non-controlling interest	155	44
	299,248	298,296
Shareholders' equity		
Capital stock (note 6)	168,813	168,813
Contributed surplus (note 7)	9,914	7,297
Retained earnings	203,365	211,652
Accumulated other comprehensive income (loss)	(3,120)	5,714
	378,972	393,476
	678,220	691,772

Contingencies (note 10)

See accompanying notes to the consolidated financial statements.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	133,261	151,650	418,376	391,933
Expenses				
Operating	108,028	113,229	343,001	307,349
Selling, general and administrative	8,734	10,609	27,397	28,303
Depreciation	15,448	12,773	45,563	36,868
Interest, net	3,763	2,692	10,951	8,072
Equity share of income from long-term investments	–	–	–	(122)
Foreign exchange losses (gains)	1,807	704	3,902	(805)
Loss (gain) on disposal of capital assets	(420)	125	(1,321)	(8)
	137,360	140,132	429,493	379,657
Income (loss) before income taxes and non-controlling interest	(4,099)	11,518	(11,117)	12,276
Income taxes				
Current	(227)	(1,426)	1,234	(3,848)
Future	(6,745)	1,769	(6,062)	6,243
	(6,972)	343	(4,828)	2,395
Income (loss) before non-controlling interest	2,873	11,175	(6,289)	9,881
Non-controlling interest	31	(28)	111	(122)
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Retained earnings, beginning of period	200,523	194,947	211,652	198,039
Dividends	–	–	(1,887)	(1,892)
Retained earnings, end of period	203,365	206,150	203,365	206,150
Income (loss) per share				
Basic	0.08	0.30	(0.17)	0.27
Diluted	0.08	0.30	(0.17)	0.27

See accompanying notes to the consolidated financial statements.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s) (unaudited)	($)	($)	($)	($)
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	(5,260)	2,276	(8,834)	3,563
Comprehensive income (loss)	(2,418)	13,479	(15,234)	13,566
Accumulated other comprehensive income (loss), beginning of period	2,140	(4,917)	5,714	(6,204)
Other comprehensive income (loss) for the period	(5,260)	2,276	(8,834)	3,563
Accumulated other comprehensive income (loss), end of period	(3,120)	(2,641)	(3,120)	(2,641)

See accompanying notes to the consolidated financial statements.

(000s) (unaudited)	Three Months Ended Sept. 30, 2009 ($)	2008 ($)	Nine Months Ended Sept. 30, 2009 ($)	2008 ($)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Items not involving cash				
Depreciation	15,448	12,773	45,563	36,868
Amortization of debt issue costs	168	159	532	464
Stock-based compensation	875	1,127	2,617	2,583
Equity share of income from long-term investments	–	–	–	(122)
Loss (gain) on disposal of capital assets	(420)	125	(1,321)	(8)
Future income taxes	(6,745)	1,769	(6,062)	6,243
Non-controlling interest	31	(28)	111	(122)
	12,199	27,128	35,040	55,909
Net change in non-cash operating assets and liabilities	(23,920)	(28,958)	(9,750)	(28,785)
	(11,721)	(1,830)	25,290	27,124
FINANCING ACTIVITIES				
Bank loan proceeds	–	–	5,000	–
Issuance of long-term debt	42,541	–	62,541	–
Bank loan repayments	(10,000)	–	(20,000)	–
Long-term debt repayments	(58)	–	(58)	–
Net proceeds on issuance of common shares	–	216	–	8,883
Dividends	–	–	(1,887)	(1,892)
	32,483	216	45,596	6,991
INVESTING ACTIVITIES				
Purchase of capital assets (note 4)	(58,212)	(18,414)	(83,931)	(52,574)
Proceeds on disposal of capital assets	959	28	2,133	285
Acquisitions, net of cash acquired	–	–	–	(6,117)
Long-term investments and other	–	83	–	326
Net change in non-cash working capital from purchase of capital assets	1,173	(1,709)	(7,268)	4,181
	(56,080)	(20,012)	(89,066)	(53,899)
Effect of exchange rate changes on cash and cash equivalents	(4,184)	1,851	(7,690)	3,421
Increase (decrease) in cash position	(39,502)	(19,775)	(25,870)	(16,363)
Cash and cash equivalents, beginning of period	50,124	42,516	36,492	39,104
Cash and cash equivalents, end of period	10,622	22,741	10,622	22,741

See accompanying notes to the consolidated financial statements.

For the Nine Months Ended September 30, 2009

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets. Section 3064 replaces the previous Section 3062 and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

(b) In 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

The Company is currently analysing accounting policy alternatives and identifying implementation options for the areas that have been identified as having the greatest potential impact to the Company's financial statements or the greatest risk in terms of complexity to implement. The areas identified to date include capital assets, impairment and foreign currency translation.

4. ASSET ACQUISITION

On August 14, 2009, the Company purchased the fracturing assets of a competitor for $44,513 including related transaction costs. The Company acquired $42,252 of capital assets including fracturing equipment and certain real property, as well as $2,261 of the vendor's parts and materials inventory. The purchase price was satisfied through payment of $41,071 in cash and the assumption of long-term debt in the amount of $3,442.

5. LONG-TERM DEBT

As at	September 30, 2009	December 31, 2008
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	144,545	164,430
Less: unamortized debt issue costs	(3,496)	(4,531)
	141,049	159,899
$125,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	59,099	–
US$3,107 mortgage bearing interest at U.S. prime less 1%, repayable $35 per month principal and interest, secured by certain real property	3,326	–
	203,474	159,899
Less: current portion of long-term debt	(3,306)	–
	200,168	159,899

The fair value of the senior unsecured notes based on the closing price at September 30, 2009 was $140,035 (December 31, 2008 – $77,282).

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and range from prime plus 1% to prime plus 1.75%. The facility is repayable in 8 equal quarterly principal instalments of $2,955 commencing September 30, 2010 plus a final payment of $35,459 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

	2009		2008	
Continuity of Common Shares (year-to-date)	Shares	Amount	Shares	Amount
	(#)	($000s)	(#)	($000s)
Balance, January 1	37,741,561	168,813	37,201,872	155,254
Issued upon exercise of stock options	–	–	492,311	11,379
Issued on acquisitions	–	–	150,160	2,640
Purchased under Normal Course Issuer Bid	–	–	–	–
Balance, September 30	37,741,561	168,813	37,844,343	169,273

The weighted average number of common shares outstanding for the nine months ended September 30, 2009 was 37,741,561 basic and 37,741,561 diluted (nine months ended September 30, 2008 – 37,653,459 basic and 37,681,393 diluted). The difference between basic and diluted shares for the nine months ended September 30, 2008 was attributable to the dilutive effect of

stock options issued by the Company and shares held in trust. All of the outstanding options disclosed in note 8 could be potentially dilutive in the future; however they were not included in the calculation of diluted shares for the nine months ended September 30, 2009, as they would have an anti-dilutive effect.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	2009	2008
(000s)	($)	($)
Balance, January 1	7,297	6,025
Stock options expensed	2,617	2,583
Stock options exercised	–	(2,496)
Balance, September 30	9,914	6,112

8. STOCK OPTIONS

	2009		2008	
Continuity of Stock Options (year-to-date)	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	($)	(#)	($)
Balance, January 1	2,043,344	21.69	1,224,223	22.90
Granted during the period	852,500	8.45	1,328,000	19.91
Exercised for common shares	–	–	(492,311)	18.04
Forfeited	(191,049)	19.86	(74,269)	23.81
Expired	(164,400)	32.59	–	–
Balance, September 30	2,540,395	16.68	1,985,643	22.07

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.30 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At September 30, 2009, the long-term debt to cash flow ratio was 3.40:1 (December 31, 2008 – 1.98:1) calculated on a 12-month trailing basis as follows:

As at	September 30, 2009	December 31, 2008
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs) (note 5)	203,474	159,899
Cash flow	59,878	80,747
Long-term debt to cash flow ratio	3.40	1.98

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

10. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $10,672 (€6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work of approximately

$55 (€35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $348 (€223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $200 (€128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $684 (€439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

11. COMPARATIVES

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current period.

12. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States	Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)	($)
Three Months Ended Sept. 30, 2009						
Revenue	**45,463**	**17,774**	**52,524**	**17,500**	**–**	**133,261**
Operating income (loss)(1)	**6,090**	**6,151**	**5,682**	**2,555**	**(3,979)**	**16,499**
Segmented assets	**279,055**	**102,802**	**249,103**	**47,260**	**–**	**678,220**
Capital expenditures	**11,317**	**1,699**	**44,099**	**1,097**	**–**	**58,212**
Goodwill	**7,236**	**979**	**2,308**	**–**	**–**	**10,523**
Three Months Ended Sept. 30, 2008						
Revenue	75,294	15,197	54,568	6,591	–	151,650
Operating income (loss)(1)	16,688	3,575	13,399	(1,115)	(4,735)	27,812
Segmented assets	272,741	107,577	217,492	20,980	–	618,790
Capital expenditures	6,133	861	10,961	459	–	18,414
Goodwill	7,236	979	2,308	–	–	10,523
Nine Months Ended Sept. 30, 2009						
Revenue	**157,067**	**51,932**	**164,020**	**45,357**	**–**	**418,376**
Operating income (loss)(1)	**14,107**	**15,920**	**22,489**	**8,014**	**(12,552)**	**47,978**
Segmented assets	**279,055**	**102,802**	**249,103**	**47,260**	**–**	**678,220**
Capital expenditures	**23,709**	**3,135**	**54,890**	**2,197**	**–**	**83,931**
Goodwill	**7,236**	**979**	**2,308**	**–**	**–**	**10,523**
Nine Months Ended Sept. 30, 2008						
Revenue	190,610	45,131	137,210	18,982	–	391,933
Operating income (loss)(1)	28,480	8,314	35,031	(2,472)	(13,072)	56,281
Segmented assets	272,741	107,577	217,492	20,980	–	618,790
Capital expenditures	17,243	1,747	30,305	3,279	–	52,574
Goodwill	7,236	979	2,308	–	–	10,523

(1) Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	**2009**	2008
(000s) (unaudited)	**($)**	($)	**($)**	($)
Fracturing	**115,262**	125,766	**353,050**	323,173
Coiled tubing	**10,656**	15,680	**36,245**	40,324
Cementing	**4,151**	8,105	**19,754**	21,250
Other	**3,192**	2,099	**9,327**	7,186
	133,261	151,650	**418,376**	391,933

13. PROPOSED ACQUISITION

On September 20, 2009, the Company and Century entered into a definitive agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million will consist of approximately $13.5 million of cash plus up to 5,144,695 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the 3 trading days preceding and the 3 trading days following the date of the agreement. Including estimated transaction costs, the total consideration will be approximately $99.5 million for accounting purposes. If approved by the shareholders of Century, the acquisition is expected to close on or after November 10, 2009.

Corporate Information

BOARD OF DIRECTORS

Ronald P. Mathison, Chairman (1)(2)
President & Chief Executive Officer
Matco Investments Ltd.

James S. Blair (3)(4)
President & Chief Executive Officer
Glenogle Energy Inc.

Gregory S. Fletcher (1)(2)
President
Sierra Energy Inc.

Martin A. Lambert (3)(4)
Chief Executive Officer
Swan Hills Synfuels L.P.

R.T. (Tim) Swinton (1)(2)
Independent Businessman

Douglas R. Ramsay (4)
President & Chief Executive Officer
Calfrac Well Services Ltd.

Fernando Aguilar
President for Americas
Geophysical Services
CGG Veritas

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Member of the Health, Safety and Environment Committee

OFFICERS

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Chief Operating Officer

F. Bruce Payne
President, Canadian Division

John L. Grisdale
President, United States Division

Robert L. Sutherland
President, Russian Division

Laura A. Cillis
Senior Vice President, Finance & Chief Financial Officer

Tom J. Medvedic
Senior Vice President, Corporate Development

Dwight M. Bobier
Senior Vice President, Technical Services

Stephen T. Dadge
Senior Vice President, Corporate Services

Donald R. Battenfelder
Vice President, Operations, Canadian Division

L. Lee Burleson
Vice President, Sales & Marketing, United States Division

B. Mark Paslawski
Vice President, General Counsel and Corporate Secretary

A. Scott Tuttle
Vice President, Human Resources

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

HEAD OFFICE

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: 403-266-6000
Toll Free: 1-866-770-3722
Fax: 403-266-7381
Email: info@calfrac.com
Website: www.calfrac.com

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKERS

HSBC Bank Canada

Toronto-Dominion Bank
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

Trading Symbol: CFW

OPERATING BASES

Alberta, Canada
Calgary – Head Office
Calgary – Technology and Training Centre
Edson
Grande Prairie
Medicine Hat
Red Deer

British Columbia, Canada
Dawson Creek
Fort Nelson

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Arkansas, United States
Beebe

Mexico
Mexico City – Regional Office
Reynosa
Poza Rica

Russia
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

Argentina
Buenos Aires – Regional Office
Catriel

REGISTRAR AND TRANSFER AGENT

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or by email at service@computershare.com, or write to:
COMPUTERSHARE INVESTOR SERVICES INC.
9th floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

CALFRAC WELL SERVICES

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3

Phone: 403-266-6000
Email: info@calfrac.com
www.calfrac.com

As at	September 30, 2009	December 31, 2008
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	10,622	36,492
Accounts receivable	118,647	120,048
Income taxes recoverable	1,810	6,681
Inventory	37,545	41,123
Prepaid expenses and deposits	7,033	5,813
	175,657	210,157
Capital assets	473,656	459,874
Goodwill	10,523	10,523
Future income taxes	18,384	11,218
	678,220	691,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	69,020	94,582
Bank loan	–	15,000
Current portion of long-term debt (note 5)	3,306	–
	72,326	109,582
Long-term debt (note 5)	200,168	159,899
Other long-term liabilities	1,282	1,368
Future income taxes	22,212	24,815
Deferred credit	3,105	2,588
Non-controlling interest	155	44
	299,248	298,296
Shareholders' equity		
Capital stock (note 6)	168,813	168,813
Contributed surplus (note 7)	9,914	7,297
Retained earnings	203,365	211,652
Accumulated other comprehensive income (loss)	(3,120)	5,714
	378,972	393,476
	678,220	691,772

Contingencies (note 10)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

As at	September 30, 2009	December 31, 2008
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	10,622	36,492
Accounts receivable	118,647	120,048
Income taxes recoverable	1,810	6,681
Inventory	37,545	41,123
Prepaid expenses and deposits	7,033	5,813
	175,657	210,157
Capital assets	473,656	459,874
Goodwill	10,523	10,523
Future income taxes	18,384	11,218
	678,220	691,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	69,020	94,582
Bank loan	–	15,000
Current portion of long-term debt (note 5)	3,306	–
	72,326	109,582
Long-term debt (note 5)	200,168	159,899
Other long-term liabilities	1,282	1,368
Future income taxes	22,212	24,815
Deferred credit	3,105	2,588
Non-controlling interest	155	44
	299,248	298,296
Shareholders' equity		
Capital stock (note 6)	168,813	168,813
Contributed surplus (note 7)	9,914	7,297
Retained earnings	203,365	211,652
Accumulated other comprehensive income (loss)	(3,120)	5,714
	378,972	393,476
	678,220	691,772

Contingencies (note 10)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	133,261	151,650	418,376	391,933
Expenses				
Operating	108,028	113,229	343,001	307,349
Selling, general and administrative	8,734	10,609	27,397	28,303
Depreciation	15,448	12,773	45,563	36,868
Interest, net	3,763	2,692	10,951	8,072
Equity share of income from long-term investments	–	–	–	(122)
Foreign exchange losses (gains)	1,807	704	3,902	(805)
Loss (gain) on disposal of capital assets	(420)	125	(1,321)	(8)
	137,360	140,132	429,493	379,657
Income (loss) before income taxes and non-controlling interest	(4,099)	11,518	(11,117)	12,276
Income taxes				
Current	(227)	(1,426)	1,234	(3,848)
Future	(6,745)	1,769	(6,062)	6,243
	(6,972)	343	(4,828)	2,395
Income (loss) before non-controlling interest	2,873	11,175	(6,289)	9,881
Non-controlling interest	31	(28)	111	(122)
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Retained earnings, beginning of period	200,523	194,947	211,652	198,039
Dividends	–	–	(1,887)	(1,892)
Retained earnings, end of period	203,365	206,150	203,365	206,150
Income (loss) per share				
Basic	0.08	0.30	(0.17)	0.27
Diluted	0.08	0.30	(0.17)	0.27

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s) (unaudited)	($)	($)	($)	($)
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	(5,260)	2,276	(8,834)	3,563
Comprehensive income (loss)	(2,418)	13,479	(15,234)	13,566
Accumulated other comprehensive income (loss), beginning of period	2,140	(4,917)	5,714	(6,204)
Other comprehensive income (loss) for the period	(5,260)	2,276	(8,834)	3,563
Accumulated other comprehensive income (loss), end of period	(3,120)	(2,641)	(3,120)	(2,641)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(000s) (unaudited)	Three Months Ended Sept. 30, 2009 ($)	Three Months Ended Sept. 30, 2008 ($)	Nine Months Ended Sept. 30, 2009 ($)	Nine Months Ended Sept. 30, 2008 ($)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Net income (loss) for the period	2,842	11,203	(6,400)	10,003
Items not involving cash				
Depreciation	15,448	12,773	45,563	36,868
Amortization of debt issue costs	168	159	532	464
Stock-based compensation	875	1,127	2,617	2,583
Equity share of income from long-term investments	–	–	–	(122)
Loss (gain) on disposal of capital assets	(420)	125	(1,321)	(8)
Future income taxes	(6,745)	1,769	(6,062)	6,243
Non-controlling interest	31	(28)	111	(122)
	12,199	27,128	35,040	55,909
Net change in non-cash operating assets and liabilities	(23,920)	(28,958)	(9,750)	(28,785)
	(11,721)	(1,830)	25,290	27,124
FINANCING ACTIVITIES				
Bank loan proceeds	–	–	5,000	–
Issuance of long-term debt	42,541	–	62,541	–
Bank loan repayments	(10,000)	–	(20,000)	–
Long-term debt repayments	(58)	–	(58)	–
Net proceeds on issuance of common shares	–	216	–	8,883
Dividends	–	–	(1,887)	(1,892)
	32,483	216	45,596	6,991
INVESTING ACTIVITIES				
Purchase of capital assets (note 4)	(58,212)	(18,414)	(83,931)	(52,574)
Proceeds on disposal of capital assets	959	28	2,133	285
Acquisitions, net of cash acquired	–	–	–	(6,117)
Long-term investments and other	–	83	–	326
Net change in non-cash working capital from purchase of capital assets	1,173	(1,709)	(7,268)	4,181
	(56,080)	(20,012)	(89,066)	(53,899)
Effect of exchange rate changes on cash and cash equivalents	(4,184)	1,851	(7,690)	3,421
Increase (decrease) in cash position	(39,502)	(19,775)	(25,870)	(16,363)
Cash and cash equivalents, beginning of period	50,124	42,516	36,492	39,104
Cash and cash equivalents, end of period	10,622	22,741	10,622	22,741

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

For the Nine Months Ended September 30, 2009

(figures in text and tables are in 000s except share data and certain other exceptions as indicated)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets. Section 3064 replaces the previous Section 3062 and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

(b) In 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

The Company is currently analysing accounting policy alternatives and identifying implementation options for the areas that have been identified as having the greatest potential impact to the Company's financial statements or the greatest risk in terms of complexity to implement. The areas identified to date include capital assets, impairment and foreign currency translation.

4. ASSET ACQUISITION

On August 14, 2009, the Company purchased the fracturing assets of a competitor for $44,513 including related transaction costs. The Company acquired $42,252 of capital assets including fracturing equipment and certain real property, as well as $2,261 of the vendor's parts and materials inventory. The purchase price was satisfied through payment of $41,071 in cash and the assumption of long-term debt in the amount of $3,442.

5. LONG-TERM DEBT

As at	September 30, 2009	December 31, 2008
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	144,545	164,430
Less: unamortized debt issue costs	(3,496)	(4,531)
	141,049	159,899
$125,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	59,099	–
US$3,107 mortgage bearing interest at U.S. prime less 1%, repayable $35 per month principal and interest, secured by certain real property	3,326	–
	203,474	159,899
Less: current portion of long-term debt	(3,306)	–
	200,168	159,899

The fair value of the senior unsecured notes based on the closing price at September 30, 2009 was $140,035 (December 31, 2008 – $77,282).

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and range from prime plus 1% to prime plus 1.75%. The facility is repayable in 8 equal quarterly principal instalments of $2,955 commencing September 30, 2010 plus a final payment of $35,459 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

	2009		2008	
Continuity of Common Shares (year-to-date)	Shares	Amount	Shares	Amount
	(#)	($000s)	(#)	($000s)
Balance, January 1	37,741,561	168,813	37,201,872	155,254
Issued upon exercise of stock options	–	–	492,311	11,379
Issued on acquisitions	–	–	150,160	2,640
Purchased under Normal Course Issuer Bid	–	–	–	–
Balance, September 30	37,741,561	168,813	37,844,343	169,273

The weighted average number of common shares outstanding for the nine months ended September 30, 2009 was 37,741,561 basic and 37,741,561 diluted (nine months ended September 30, 2008 – 37,653,459 basic and 37,681,393 diluted). The difference between basic and diluted shares for the nine months ended September 30, 2008 was attributable to the dilutive effect of

stock options issued by the Company and shares held in trust. All of the outstanding options disclosed in note 8 could be potentially dilutive in the future; however they were not included in the calculation of diluted shares for the nine months ended September 30, 2009, as they would have an anti-dilutive effect.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	2009	2008
(000s)	($)	($)
Balance, January 1	7,297	6,025
Stock options expensed	2,617	2,583
Stock options exercised	–	(2,496)
Balance, September 30	9,914	6,112

8. STOCK OPTIONS

	2009		2008	
Continuity of Stock Options (year-to-date)	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	($)	(#)	($)
Balance, January 1	2,043,344	21.69	1,224,223	22.90
Granted during the period	852,500	8.45	1,328,000	19.91
Exercised for common shares	–	–	(492,311)	18.04
Forfeited	(191,049)	19.86	(74,269)	23.81
Expired	(164,400)	32.59	–	–
Balance, September 30	2,540,395	16.68	1,985,643	22.07

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.30 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At September 30, 2009, the long-term debt to cash flow ratio was 3.40:1 (December 31, 2008 – 1.98:1) calculated on a 12-month trailing basis as follows:

As at	September 30, 2009	December 31, 2008
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs) (note 5)	203,474	159,899
Cash flow	59,878	80,747
Long-term debt to cash flow ratio	3.40	1.98

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

10. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $10,672 (€6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work of approximately

$55 (€35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $348 (€223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $200 (€128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $684 (€439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

11. COMPARATIVES

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current period.

12. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States	Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)	($)
Three Months Ended Sept. 30, 2009						
Revenue	**45,463**	**17,774**	**52,524**	**17,500**	**–**	**133,261**
Operating income (loss)(1)	**6,090**	**6,151**	**5,682**	**2,555**	**(3,979)**	**16,499**
Segmented assets	**279,055**	**102,802**	**249,103**	**47,260**	**–**	**678,220**
Capital expenditures	**11,317**	**1,699**	**44,099**	**1,097**	**–**	**58,212**
Goodwill	**7,236**	**979**	**2,308**	**–**	**–**	**10,523**
Three Months Ended Sept. 30, 2008						
Revenue	75,294	15,197	54,568	6,591	–	151,650
Operating income (loss)(1)	16,688	3,575	13,399	(1,115)	(4,735)	27,812
Segmented assets	272,741	107,577	217,492	20,980	–	618,790
Capital expenditures	6,133	861	10,961	459	–	18,414
Goodwill	7,236	979	2,308	–	–	10,523
Nine Months Ended Sept. 30, 2009						
Revenue	**157,067**	**51,932**	**164,020**	**45,357**	**–**	**418,376**
Operating income (loss)(1)	**14,107**	**15,920**	**22,489**	**8,014**	**(12,552)**	**47,978**
Segmented assets	**279,055**	**102,802**	**249,103**	**47,260**	**–**	**678,220**
Capital expenditures	**23,709**	**3,135**	**54,890**	**2,197**	**–**	**83,931**
Goodwill	**7,236**	**979**	**2,308**	**–**	**–**	**10,523**
Nine Months Ended Sept. 30, 2008						
Revenue	190,610	45,131	137,210	18,982	–	391,933
Operating income (loss)(1)	28,480	8,314	35,031	(2,472)	(13,072)	56,281
Segmented assets	272,741	107,577	217,492	20,980	–	618,790
Capital expenditures	17,243	1,747	30,305	3,279	–	52,574
Goodwill	7,236	979	2,308	–	–	10,523

(1) Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	**2009**	2008
(000s) (unaudited)	**($)**	($)	**($)**	($)
Fracturing	**115,262**	125,766	**353,050**	323,173
Coiled tubing	**10,656**	15,680	**36,245**	40,324
Cementing	**4,151**	8,105	**19,754**	21,250
Other	**3,192**	2,099	**9,327**	7,186
	133,261	151,650	**418,376**	391,933

13. PROPOSED ACQUISITION

On September 20, 2009, the Company and Century Oilfield Services Inc. ("Century") entered into a definitive agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million will consist of approximately $13.5 million of cash plus up to 5,144,695 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the 3 trading days preceding and the 3 trading days following the date of the agreement. Including estimated transaction costs, the total consideration will be approximately $99.5 million for accounting purposes. If approved by the shareholders of Century, the acquisition is expected to close on or after November 10, 2009.

management's discussion and analysis

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of November 3, 2009 and is a review of the financial condition and results of operations of the Company based on Canadian generally accepted accounting principles (GAAP). Its focus is primarily a comparison of the financial performance for the three and nine months ended September 30, 2009 and 2008 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included on page 8.

CALFRAC'S BUSINESS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services.

The Company's reportable business segments are as follows:

- The Canadian segment is focused on the provision of fracturing and coiled tubing services to a diverse group of oil and natural gas exploration and production companies operating in Alberta, northeast British Columbia and southern Saskatchewan. The Company's customer base in Canada ranges from large multi-national public companies to small private companies. Calfrac had combined hydraulic horsepower of approximately 135,000, 13 coiled tubing units and seven cementing units in Canada at September 30, 2009.
- The United States segment of the Company's business provides pressure pumping services from operating bases in Colorado and central Arkansas. In the United States, the Company provides fracturing services to a number of oil and natural gas companies operating in the Piceance Basin of western Colorado and the Denver Julesburg Basin of northeast Colorado and eastern Utah, as well as fracturing and cementing operations in the Fayetteville shale play of Arkansas. At September 30, 2009, the Company deployed approximately 182,000 hydraulic horsepower and operated five cementing units within the United States segment.
- The Company's Russian segment is focused on the provision of fracturing and coiled tubing services in Western Siberia. The Company operates under the terms of five annual contracts signed with two of Russia's largest oil and natural gas producers. At September 30, 2009, the Company operated five coiled tubing units and deployed approximately 27,000 hydraulic horsepower in Russia.
- The Latin America segment was created at the beginning of 2009 and provides pressure pumping services from operating bases in central and northern Mexico and central Argentina. The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico and cyclic oil fracturing and cementing services in the Chicontepec field of central Mexico under the terms of a three-year contract which, unless renewed, will expire in October 2010. In Argentina, the Company provides cementing and acidizing services to local oil and natural gas companies. In the Latin America segment, the Company deployed approximately 27,000 hydraulic horsepower and nine cementing units at September 30, 2009.

CONSOLIDATED HIGHLIGHTS

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2009	2008	Change	2009	2008	Change
(000s, except per share amounts)	($)	($)	(%)	($)	($)	(%)
(unaudited)						
Revenue	**133,261**	151,650	(12)	**418,376**	391,933	7
Operating income[1]	**16,499**	27,812	(41)	**47,978**	56,281	(15)
Net income (loss)	**2,842**	11,203	(75)	**(6,400)**	10,003	(164)
Per share – basic	**0.08**	0.30	(73)	**(0.17)**	0.27	(163)
Per share – diluted	**0.08**	0.30	(73)	**(0.17)**	0.27	(163)
Funds provided by operations[1]	**12,199**	27,128	(55)	**35,040**	55,909	(37)
Per share – basic	**0.32**	0.72	(56)	**0.93**	1.48	(37)
Per share – diluted	**0.32**	0.72	(56)	**0.93**	1.48	(37)
EBITDA[1]	**15,112**	26,983	(44)	**45,397**	57,216	(21)
Per share – basic	**0.40**	0.71	(44)	**1.20**	1.52	(21)
Per share – diluted	**0.40**	0.71	(44)	**1.20**	1.52	(21)
Working capital, end of period				**103,331**	104,700	(1)
Total assets, end of period				**678,220**	618,790	10
Long-term debt, end of period				**200,168**	139,546	43
Shareholders' equity, end of period				**378,972**	378,890	–

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

2009 OVERVIEW

In the third quarter of 2009, the Company:

- generated revenue of $133.3 million versus $151.7 million in the third quarter of 2008;
- reported net income of $2.8 million or $0.08 per share, including a $5.5 million future income tax recovery arising from a reversal of the increase in the deferred credit balance that was recorded in the first half of the year as the Company has adjusted its estimated tax position for the full year in Canada, compared to $11.2 million or $0.30 per share in the comparable 2008 period;
- announced the acquisition of Century Oilfield Services Inc. ("Century") for $90.0 million plus the assumption of approximately $30.0 million in indebtedness and other liabilities on an aggregate net basis, the closing of which is to occur in mid-November 2009;
- acquired the fracturing assets of a U.S. competitor, Pure Energy Services Ltd. ("Pure"), for a total purchase price of approximately $44.5 million;
- negotiated an increase to the Company's credit facilities to $170.0 million, including a $35.0 million incremental facility available upon the closing of the Century acquisition for a period of approximately six months thereafter subject to extension at the lender's discretion, with a syndicate of Canadian financial institutions; and
- recorded a foreign exchange loss of $1.8 million versus $0.7 million in the comparable period of 2008.

For the nine months ended September 30, 2009 the Company:

- increased revenue by 7 percent to $418.4 million from $391.9 million in the comparative period in 2008;
- reported a net loss of $6.4 million or $0.17 per share compared to net income of $10.0 million or $0.27 per share in the comparable 2008 period;
- incurred capital expenditures of $83.9 million, including the acquisition of Pure's fracturing assets, primarily to bolster the Company's fracturing equipment fleet;
- combined Calfrac's Mexico and Argentina operations under an experienced management team to form a new Latin America division;

- initiated cost reduction measures in Canada and the United States through workforce planning which resulted in restructuring costs of approximately $1.5 million during the first nine months of 2009; and
- incurred a foreign exchange loss of $3.9 million versus a foreign exchange gain of $0.8 million in the comparable period of 2008.

NON-GAAP MEASURES

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP and, therefore, are considered non-GAAP measures. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and ability to generate funds to finance its operations. These measures may not be comparable to similar measures presented by other entities. These measures are further explained as follows:

Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income was calculated as follows:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
(unaudited)				
Net income (loss)	2,842	11,203	(6,400)	10,003
Add back (deduct):				
Depreciation	15,448	12,773	45,563	36,868
Interest, net	3,763	2,692	10,951	8,072
Equity share of net income from long-term investments	–	–	–	(122)
Foreign exchange losses (gains)	1,807	704	3,902	(805)
Loss (gain) on disposal of capital assets	(420)	125	(1,321)	(8)
Income taxes	(6,972)	343	(4,828)	2,395
Non-controlling interest	31	(28)	111	(122)
Operating income	16,499	27,812	47,978	56,281

Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations was calculated as follows:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
(unaudited)				
Cash provided by (used in) operating activities	(11,721)	(1,830)	25,290	27,124
Add back:				
Net change in non-cash operating assets and liabilities	23,920	28,958	9,750	28,785
Funds provided by operations	12,199	27,128	35,040	55,909

EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA was calculated as follows:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
(unaudited)				
Net income (loss)	2,842	11,203	(6,400)	10,003
Add back (deduct):				
Depreciation	15,448	12,773	45,563	36,868
Interest, net	3,763	2,692	10,951	8,072
Income taxes	(6,972)	343	(4,828)	2,395
Non-controlling interest	31	(28)	111	(122)
EBITDA	15,112	26,983	45,397	57,216

FINANCIAL OVERVIEW – THREE MONTHS ENDED SEPTEMBER 30, 2009 VERSUS 2008

Canada

Three Months Ended September 30,	2009	2008	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	45,463	75,294	(40)
Expenses			
Operating	37,221	55,542	(33)
Selling, General and Administrative (SG&A)	2,152	3,064	(30)
	39,373	58,606	(33)
Operating income[1]	6,090	16,688	(64)
Operating income (%)	13.4%	22.2%	(40)
Fracturing revenue per job ($)	83,910	68,966	22
Number of fracturing jobs	496	915	(46)
Coiled tubing revenue per job ($)	14,784	11,384	30
Number of coiled tubing jobs	260	738	(65)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the third quarter of 2009 was $45.5 million versus $75.3 million in the comparable three-month period of 2008. The 40 percent decrease in revenue was primarily due to lower fracturing and coiled tubing activity and the impact of suspending cementing operations in Canada during the second quarter of 2009 offset partially by the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia.

Operating Expenses

Operating expenses in Canada decreased by 33 percent to $37.2 million during the third quarter of 2009 from $55.5 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to lower overall fracturing and coiled tubing activity levels combined with lower personnel costs as a result of the impact of restructuring initiatives undertaken during the second quarter of 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the third quarter of 2009 decreased from the corresponding period in 2008 by 30 percent to $2.2 million primarily due to lower compensation expenses.

United States

Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	52,524	54,568	(4)
Expenses			
Operating	45,257	38,985	16
SG&A	1,585	2,184	(27)
	46,842	41,169	14
Operating income[1]	5,682	13,399	(58)
Operating income (%)	10.8%	24.6%	(56)
Fracturing revenue per job ($)	56,313	59,197	(5)
Number of fracturing jobs	883	859	3
Cementing revenue per job ($)	18,786	13,869	35
Number of cementing jobs	149	268	(44)
Cdn$/US$ average exchange rate[2]	1.0976	1.0416	5

(1) Refer to "Non GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations decreased during the third quarter of 2009 to $52.5 million from $54.6 million in the comparable quarter of 2008. The decrease in United States revenue was due primarily to lower fracturing activity levels in the Rocky Mountain region, lower cementing activity levels and competitive pricing pressures, offset partially by the appreciation in the value of the United States dollar, higher fracturing activity levels and job sizes in Arkansas and the completion of larger cementing jobs.

Operating Expenses

Operating expenses in the United States were $45.3 million for the third quarter of 2009, an increase of 16 percent from the comparative period in 2008 primarily due to the impact of the higher value of the United States dollar, increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and higher equipment repair expenses.

SG&A Expenses

SG&A expenses in the United States during the third quarter of 2009 decreased by 27 percent from the comparable period in 2008 to $1.6 million primarily due to lower personnel expenses, offset partially by the appreciation in the value of the United States dollar.

Russia

Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	17,774	15,197	17
Expenses			
Operating	10,735	10,561	2
SG&A	888	1,061	(16)
	11,623	11,622	--
Operating income[1]	6,151	3,575	72
Operating income (%)	34.6%	23.5%	47
Fracturing revenue per job ($)	74,572	123,721	(40)
Number of fracturing jobs	147	64	130
Coiled tubing revenue per job ($)	45,112	59,665	(24)
Number of coiled tubing jobs	151	122	24
Cdn$/rouble average exchange rate[2]	0.0350	0.0429	(18)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

During the third quarter of 2009, the Company's revenue from Russian operations increased by 17 percent to $17.8 million from $15.2 million in the corresponding three-month period of 2008 mainly due to higher fracturing and coiled tubing activity levels being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 18 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the third quarter of 2009 were $10.7 million compared to $10.6 million in the corresponding period of 2008. The increase in operating expenses was primarily due to the higher revenue base and equipment utilization offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $0.9 million for the three-month period ended September 30, 2009 versus $1.1 million in the same quarter of 2008. The decrease was primarily due to the depreciation of the Russian rouble.

Latin America

Three Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	17,500	6,591	166
Expenses			
Operating	14,328	7,454	92
SG&A	617	252	145
	14,945	7,706	94
Operating income (loss)[1]	2,555	(1,115)	329
Operating income (loss) (%)	14.6%	-16.9%	186
Cdn$/Mexican peso average exchange rate[2]	0.0828	0.1009	(18)
Cdn$/Argentine peso average exchange rate[2]	0.2846	0.3376	(16)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $17.5 million during the third quarter of 2009 versus $6.6 million in the comparable three-month period in 2008. For the three months ended September 30, 2009 and 2008, revenue generated through subcontractors was $3.2 million and $2.1 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter, the completion of larger jobs in Mexico, higher cementing activity levels and larger job sizes in Argentina, combined with the commencement of cementing operations in Mexico during the third quarter of 2009, offset partially by the appreciation of the Canadian dollar versus the Mexican and Argentine peso.

Operating Expenses

Operating expenses in Latin America for the three months ended September 30, 2009 increased by 92 percent from the comparative period in 2008 to $14.3 million. This increase was primarily due to higher fracturing activity and higher product costs related to the completion of more and larger fracturing jobs in Mexico, costs related to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009, combined with incremental expenses related to higher activity levels and cementing job sizes in Argentina.

SG&A Expenses

SG&A expenses in Latin America increased to $0.6 million from $0.3 million in the comparable quarter of 2008 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

Three Months Ended September 30,	2009	2008	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	488	686	(29)
SG&A	3,491	4,049	(14)
	3,979	4,735	(16)
Operating loss[1]	(3,979)	(4,735)	16

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 29 percent decrease in Corporate operating expenses from the third quarter of 2008 is mainly due to lower compensation expenses as a result of a decrease in the number of personnel supporting the Company's operations and the impact of cost-saving initiatives implemented during the second quarter of 2009.

SG&A Expenses

For the three months ended September 30, 2009, Corporate SG&A expenses decreased by 14 percent from the comparable 2008 period to $3.5 million, mainly due to lower compensation expenses resulting from cost-saving measures implemented early in the second quarter of 2009, offset partially by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $3.8 million for the third quarter of 2009 represented an increase of $1.1 million from $2.7 million in the comparable period of 2008. This increase was primarily due to higher reported interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the $59.1 million drawdown on the Company's credit facilities.

For the three months ended September 30, 2009, depreciation expense increased by 21 percent to $15.4 million from $12.8 million in the corresponding quarter of 2008, mainly as a result of the Company's acquisition of fracturing assets from Pure, a larger fleet of equipment operating in North America and the appreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $1.8 million during the third quarter of 2009 versus $0.7 million in the comparative three-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. On a quarter-over-quarter basis, the change in foreign exchange losses or gains was mainly due to the impact of the appreciation of the Canadian dollar on foreign assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded an income tax recovery of $7.0 million during the third quarter of 2009 compared to income tax expense of $0.3 million in the comparable period of 2008. The effective income tax rate for the three months ended September 30, 2009 was 170 percent compared to an effective tax rate of 3 percent in the same quarter of 2008. The decrease in total income tax expense was primarily due to pre-tax losses in Canada and the United States offset partially by higher profitability in Russia, Mexico and Argentina. During the third quarter, the increase in the deferred credit balance that was recorded in the first half of the year was reversed as the Company has adjusted its estimated tax position for the full year in Canada. This resulted in an additional future income tax recovery of $5.5 million for the three months ended September 30, 2009.

Summary of Quarterly Results

Three Months Ended	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009
(000s, except per share and unit data)	($)	($)	($)	($)	($)	($)	($)	($)
(unaudited)								
Financial								
Revenue	114,450	145,627	94,657	151,650	172,430	180,388	104,727	133,261
Operating income (loss)(1)	19,872	29,477	(1,008)	27,812	25,658	27,427	4,052	16,499
Net income (loss)	3,653	14,269	(15,469)	11,203	7,861	5,528	(14,770)	2,842
Per share – basic	0.10	0.38	(0.41)	0.30	0.21	0.15	(0.39)	0.08
Per share – diluted	0.10	0.38	(0.41)	0.30	0.21	0.15	(0.39)	0.08
Funds provided by operations(1)	19,582	28,790	(9)	27,128	24,838	22,713	128	12,199
Per share – basic	0.53	0.77	–	0.72	0.66	0.60	–	0.32
Per share – diluted	0.53	0.77	–	0.72	0.66	0.60	–	0.32
EBITDA(1)	18,790	31,047	(813)	26,983	26,740	25,945	4,340	15,112
Per share – basic	0.51	0.83	(0.02)	0.71	0.71	0.69	0.11	0.40
Per share – diluted	0.51	0.83	(0.02)	0.71	0.71	0.69	0.11	0.40
Capital expenditures	12,101	14,820	19,341	18,414	32,233	15,857	9,862	58,212
Working capital (end of period)	92,156	111,989	94,056	104,700	100,575	129,532	111,864	103,331
Shareholders' equity (end of period)	350,915	377,056	364,068	378,890	393,476	402,537	380,515	378,972
Operating (end of period)								
Pumping horsepower (000s)	N/A	232	255	287	287	303	319	371
Coiled tubing units (#)	18	18	18	18	18	18	18	18
Cementing units (#)	16	17	17	18	18	20	20	21

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

N/A – Not Available

FINANCIAL OVERVIEW – NINE MONTHS ENDED SEPTEMBER 30, 2009 VERSUS 2008

Canada

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**157,067**	190,610	(18)
Expenses			
Operating	**135,870**	154,458	(12)
SG&A	**7,090**	7,672	(8)
	142,960	162,130	(12)
Operating income(1)	**14,107**	28,480	(50)
Operating income (%)	**9.0%**	14.9%	(40)
Fracturing revenue per job ($)	**90,515**	62,276	45
Number of fracturing jobs	**1,504**	2,530	(41)
Coiled tubing revenue per job ($)	**18,226**	9,711	88
Number of coiled tubing jobs	**952**	2,049	(54)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the first nine months of 2009 decreased by 18 percent to $157.1 million from $190.6 million in the comparable period of 2008. The decrease in revenue was due primarily to lower fracturing and coiled tubing activity combined with the impact of suspending the Company's primary cementing operations in April 2009

offset partially by an increase in the proportion of larger jobs completed in the unconventional resource plays located in northwest Alberta and northeast British Columbia.

Operating Expenses

Operating expenses in Canada were $135.9 million during the first nine months of 2009 versus $154.5 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to lower activity levels and the impact of cost rationalization measures offset by an increase in equipment repair expenses and $1.5 million of restructuring costs.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $7.1 million during the first nine months of 2009, a decrease of 8 percent from the corresponding period of 2008 due primarily to lower personnel costs.

United States

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	**164,020**	137,210	20
Expenses			
Operating	**136,212**	96,222	42
SG&A	**5,319**	5,957	(11)
	141,531	102,179	39
Operating income[(1)]	**22,489**	35,031	(36)
Operating income (%)	**13.7%**	25.5%	(46)
Fracturing revenue per job ($)	**76,899**	60,834	26
Number of fracturing jobs	**1,973**	2,139	(8)
Cementing revenue per job ($)	**19,998**	13,296	50
Number of cementing jobs	**615**	533	15
Cdn$/US$ average exchange rate[(2)]	**1.1694**	1.0180	15

(1) Refer to "Non-GAAP Measures" on page 8 for further information.
(2) Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations increased during the first nine months of 2009 to $164.0 million from $137.2 million in the comparable period of 2008. The increase in revenue was primarily due to the impact of the 15 percent appreciation in the value of the United States dollar versus the Canadian dollar, an increase in the number of larger fracturing jobs completed in Arkansas combined with the completion of more and larger cementing jobs offset partially by competitive pricing pressures and lower fracturing activity in the Rocky Mountain region.

Operating Expenses

Operating expenses in the United States were $136.2 million for the first nine months of 2009, an increase of 42 percent from the comparative period in 2008 primarily due to the impact of the appreciation of the United States dollar against the Canadian dollar, increased usage of proppant and higher equipment repair expenses resulting from the completion of larger fracturing jobs as well as higher operating costs related to the increased scale and activity levels of the Company's cementing operations in Arkansas.

SG&A Expenses

SG&A expenses in the United States during the first nine months of 2009 decreased by 11 percent from the comparable period in 2008 to $5.3 million primarily due to lower compensation expenses, offset partially by the appreciation of the United States dollar.

Russia

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	51,932	45,131	15
Expenses			
Operating	33,364	34,037	(2)
SG&A	2,648	2,780	(5)
	36,012	36,817	(2)
Operating income(1)	15,920	8,314	91
Operating income (%)	30.7%	18.4%	67
Fracturing revenue per job ($)	75,430	133,541	(44)
Number of fracturing jobs	438	185	137
Coiled tubing revenue per job ($)	45,418	62,086	(27)
Number of coiled tubing jobs	416	329	26
Cdn$/rouble average exchange rate(2)	0.0360	0.0424	(15)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

During the first nine months of 2009, the Company's revenue from Russian operations increased by 15 percent to $51.9 million from $45.1 million in the corresponding nine-month period of 2008. Total revenue during the first nine months of 2009 was higher than in the comparative nine-month period in 2008 primarily due to higher fracturing and coiled tubing activity being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 15 percent against the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the first nine months of 2009 were $33.4 million compared to $34.0 million in the corresponding period of 2008. The decrease in operating expenses was primarily due to the depreciation in the Russian rouble against the Canadian dollar, offset partially by higher fracturing and coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $2.6 million for the nine-month period ended September 30, 2009 versus $2.8 million in the same period of 2008. The slight decrease in SG&A expenses was primarily due to the depreciation of the Russian rouble, offset partially by higher occupancy costs.

Latin America

Nine Months Ended September 30,	2009	2008	Change
(000s, except operational and exchange rate information)	($)	($)	(%)
(unaudited)			
Revenue	45,357	18,982	139
Expenses			
Operating	35,658	20,860	71
SG&A	1,685	594	184
	37,343	21,454	74
Operating income (loss)[1]	8,014	(2,472)	424
Operating income (loss) (%)	17.7%	-13.0%	236
Cdn$/Mexican peso average exchange rate[2]	0.0857	0.0969	(12)
Cdn$/Argentine peso average exchange rate[2]	0.3124	0.3237	(3)

(1) Refer to "Non-GAAP Measures" on page 8 for further information.

(2) Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $45.4 million during the first nine months of 2009 versus $19.0 million in the comparable nine-month period in 2008. For the nine months ended September 30, 2009 and 2008, revenue generated through subcontractors was $9.3 million and $7.2 million, respectively. The increase in revenue was primarily due to higher fracturing activity and larger job sizes in Mexico, higher cementing activity in Argentina as these operations commenced during the second quarter of 2008 and the commencement of cementing operations in Mexico during the third quarter of 2009 offset partially by the 12 percent decline in the Mexican peso versus the Canadian dollar.

Operating Expenses

Operating expenses in Latin America for the nine months ended September 30, 2009 increased by 71 percent from the comparative period in 2008 to $35.7 million. This increase was primarily due to a higher revenue base from a full quarter of fracturing operations in the Chicontepec region plus increased product costs in Mexico related to the completion of larger fracturing jobs, incremental expenses related to the Company's operations in Argentina which began during the second quarter of 2008 combined with start-up and incremental operating expenses related to the commencement of cementing operations in Mexico during the third quarter of 2009. These factors were partially offset by the depreciation of the Mexican peso.

SG&A Expenses

SG&A expenses in Latin America increased by $1.1 million from the comparable period of 2008 to $1.7 million in the first nine months of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina, offset partially by the depreciation of the Mexican peso against the Canadian dollar.

Corporate

Nine Months Ended September 30,	2009	2008	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	1,898	1,774	7
SG&A	10,654	11,298	(6)
	12,552	13,072	(4)
Operating loss[1]	(12,552)	(13,072)	4

[1] Refer to "Non-GAAP Measures" on page 8 for further information.

Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 7 percent increase in Corporate operating expenses from the first nine months of 2008 is mainly due to an increase in the number of personnel directly supporting the Company's broader scale of operations.

SG&A Expenses

For the nine months ended September 30, 2009, Corporate SG&A expenses decreased by 6 percent to $10.7 million, mainly due to lower compensation expenses arising from restructuring initiatives implemented early in the second quarter, offset slightly by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $11.0 million for the first nine months of 2009 represented an increase of $2.9 million from $8.1 million in the comparable period of 2008. This increase was primarily due to higher reported interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the drawdown on the Company's revolving term credit facilities.

For the nine months ended September 30, 2009, depreciation expense increased by 24 percent to $45.6 million from $36.9 million in the corresponding period of 2008, mainly as a result of the Company's larger fleet of equipment operating in North America, the acquisition of fracturing assets from Pure and the appreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $3.9 million during the first nine months of 2009 versus a foreign exchange gain of $0.8 million in the comparative nine-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The change from a foreign exchange gain to a loss was mainly due to the appreciation of the Canadian dollar on foreign assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded an income tax recovery of $4.8 million during the first nine months of 2009 versus income tax expense of $2.4 million during the comparable period of 2008. The effective income tax rate for the nine months ended September 30, 2009 was 43 percent compared to an effective tax rate of 20 percent in the same period of 2008. The change in the effective income tax rate period-over-period is due to the change in the mix of taxable earnings and losses incurred in

the countries in which the Company operates and the differing rates of income tax attributable to those earnings and losses. In addition, Canadian losses for 2009 are being recovered at full statutory rates, however, the provision for income taxes on Canadian income in 2008 was tax affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit.

Liquidity and Capital Resources

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
(unaudited)				
Cash provided by (used in):				
Operating activities	(11,721)	(1,830)	25,290	27,124
Financing activities	32,483	216	45,596	6,991
Investing activities	(56,080)	(20,012)	(89,066)	(53,899)
Effect of exchange rate changes on cash and cash equivalents	(4,184)	1,851	(7,690)	3,421
Decrease in cash and cash equivalents	(39,502)	(19,775)	(25,870)	(16,363)

Operating Activities

The Company's cash flow from operating activities for the nine months ended September 30, 2009 was $25.3 million versus $27.1 million in the comparable period in 2008. The change was primarily due to a $19.0 million net change in non-cash working capital that was more than offset by a $20.9 million reduction in funds provided by operations (refer to "Non-GAAP Measures" on page 8). At September 30, 2009, Calfrac's working capital was approximately $103.3 million, a decrease of 1 percent from September 30, 2008. The Company reviewed its quarter-end accounts receivable balance in detail and determined that a provision for doubtful accounts receivable totalling $1.0 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities for the first nine months of 2009 was $45.6 million compared to $7.0 million in the comparable period of 2008 as the Company drew $59.1 million on its revolving term credit facility, repaid $15.0 million on its operating line of credit and assumed a $3.3 million mortgage as a result of the acquisition of Pure's fracturing assets during the first nine months of 2009. In addition, Calfrac received proceeds of $8.9 million from the issuance of common shares during the first nine months of 2008 and no such amounts in the same period of 2009.

In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks. It consists of an operating facility of $10.0 million, a syndicated facility of $125.0 million and an incremental facility of $35.0 million, which is available upon closing of the Century acquisition for a period of approximately six months thereafter subject to extension at the lender's discretion. The terms of the renewed credit facility are based upon parameters of certain bank covenants and range from prime plus 1 percent to prime plus 1.75 percent. As of September 30, 2009, the Company had drawn $62.1 million on its syndicated facility, leaving a further $107.9 million in immediately available credit , including a $35.0 million incremental facility available upon the closing of the Century acquisition for a period of approximately six months thereafter, should these funds be required.

At September 30, 2009, the Company had cash and cash equivalents of $10.6 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund and is not exposed to any liquidity issues.

The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors, which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by funds provided by operations and totalled $1.9 million in each of the first nine months of 2009 and 2008.

Investing Activities

For the first nine months of 2009, Calfrac's net cash used for investing activities was $89.1 million versus $53.9 million for the same period of 2008. Capital expenditures were $83.9 million in the first nine months of 2009 compared to $52.6 million in the same period of 2008. Capital expenditures in 2009 included the acquisition of fracturing assets of Pure during the third quarter of 2009 for $42.3 million and the remaining capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during the first nine months of 2009 was a loss of $7.7 million versus a gain of $3.4 million during the same period of 2008. These gains relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2009 and beyond.

Proposed Acquisition

On September 20, 2009, the Company and Century entered into a definitive agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million will consist of approximately $13.5 million of cash plus up to 5,144,695 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three days following the date of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the

agreed value and results in a higher recorded purchase price. Including estimated transaction costs, the total consideration will be approximately $99.5 million for accounting purposes. If approved by the shareholders of Century, the acquisition is expected to close on or after November 10, 2009.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at October 31, 2009, there were 37,742,186 common shares issued and outstanding, and 2,537,978 options to purchase common shares.

Contractual Obligations and Contingencies

Calfrac has various contractual obligations related to the leasing of vehicles, equipment and facilities as well as raw material purchase commitments.

Greek Legal Proceedings

As described in note 10 to the interim consolidated financial statements, the Company and one of its Greek subsidiaries are involved in a number of legal proceedings in Greece. Management regularly evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate its potential exposure to these legal proceedings at this time.

Changes in Accounting Policies

The following change in accounting policy was adopted pursuant to the Canadian Institute of Chartered Accountants (CICA) Handbook on January 1, 2009:

Goodwill and Intangible Assets

Section 3064 Goodwill and Intangible Assets replaces the previous Section 3062 and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's consolidated financial statements for the year ended December 31, 2008, which were prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements for the year ended December 31, 2008 and are referenced in note 3 to the unaudited consolidated financial statements for the three and nine months ended September 30, 2009. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses

and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Allowance for Doubtful Accounts Receivable

The Company performs ongoing credit evaluations of its customers and grants credit based upon a review of historical collection experience, current aging status, financial condition of the customer and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. In situations where the creditworthiness of a customer is uncertain, services are provided on receipt of cash in advance or services are declined. Calfrac's management believes that the provision for doubtful accounts is adequate.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Financial Instruments

The Company follows CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at amortized cost. Accounts payable and accrued liabilities are designated as "other financial liabilities" and are carried at amortized cost. Bank loans and long-term debt are designated as "other financial liabilities" and are carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135.0 million private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs and the costs related to the recent renewal of the Company's credit facilities are amortized to interest expense over the term of the debt.

Goodwill

Goodwill represents an excess of the purchase price over the fair value of net assets acquired. The Company assesses goodwill at least on an annual basis. Goodwill is allocated to reporting segments and any potential goodwill impairment is identified by comparing the carrying value of a reporting segment with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. The offset would be charged to the Consolidated Statement of Operations and Retained Earnings as goodwill impairment.

Income Taxes

The Company follows the liability method of accounting for income taxes, which evaluates the differences between the financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Estimates of the Company's future taxable income have been considered in assessing the utilization of available tax losses. Calfrac's business is complex and the calculation of income taxes involves many complex factors as well as the Company's interpretation of relevant tax legislation and regulations. Calfrac's management believes that the income tax provision is adequate.

Revenue Recognition

Revenue is recognized for services upon completion and for products upon delivery.

Stock-Based Compensation

Calfrac provides stock-based compensation to certain employees in the form of stock options. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

The Company also grants deferred stock units to independent members of its Board of Directors which vest one year from the grant date and are settled at the option of the Company either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares.

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled at the option of the Company either in cash or in Company shares purchased on the open market.

Changes in the Company's obligations under the deferred and performance stock unit plans arising from fluctuations in the market value of the Company's shares underlying these compensation programs are recorded as the share value changes.

Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Adoption of International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed a project plan which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

The Company is currently analyzing accounting policy alternatives and identifying implementation options for the areas that have been identified as having the greatest potential impact to the Company's financial statements or the greatest risk in terms of complexity to implement. The areas identified to date include capital assets, impairment and foreign currency translation.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form and are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Outlook

The global economic slowdown has reduced the demand for oil and natural gas which has led to a significant decline in drilling activity in Canada and the United States as well as increased price competition for oilfield services. North American natural gas prices are anticipated to remain at lower levels over the short term. The Company has thoroughly realigned its cost structure through significant workforce reductions in Canada and the United States, wage and retirement contribution rollbacks as well as cuts to discretionary operating expenses. The Company also suspended primary cementing operations in the Canadian market during April and redeployed six cementing units into Mexico during the third quarter and early in the fourth quarter. These measures have contributed to maintaining the Company's strong financial condition as we enter the fourth quarter. Working capital as at September 30, 2009 was approximately $103.3 million.

Fracturing and coiled tubing activity levels in Canada are expected to improve in the fourth quarter and into 2010. Oil and natural gas drilling and completion activity is anticipated to be focused in the unconventional resource plays of northwest Alberta, northeast British Columbia and southeast Saskatchewan. With the closing of the acquisition of Century, Calfrac will have a larger presence in the fracturing and coiled tubing markets in Canada.

In the United States, fracturing and cementing activity in the Fayetteville shale play of Arkansas is expected to remain relatively strong throughout the remainder of 2009. While the Company experienced significant pricing pressure in this market earlier in 2009, Calfrac believes that pricing levels have stabilized. The addition of the fracturing assets acquired from Pure during the third quarter has allowed Calfrac to capitalize on the increase in completion activity in the Rocky Mountain region that has occurred in the last quarter. Calfrac believes that activity levels in this region will be reasonably strong throughout the remainder of the year. Early in the fourth quarter, the Company redeployed a large fracturing crew from the Rocky Mountain region to Pennsylvania as it commenced operations servicing the Marcellus shale play.

Calfrac recently deployed a sixth coiled tubing unit into Western Siberia and it is expected to be operational late in the fourth quarter of 2009. The annual contract tender process is currently underway in Russia and the Company is optimistic that its three fracturing spreads and six coiled tubing units will be highly utilized during 2010.

The Company commenced fracturing operations in Poza Rica, Mexico servicing the Chicontepec oil and natural gas field for Pemex during the second quarter and continued to diversify its pressure pumping operations in Mexico with the commencement of cementing operations during September. Calfrac's Mexican equipment fleet is currently comprised of three fracturing spreads and six cementing units. This expansion is anticipated to lead to higher levels of overall equipment utilization and to improve the financial performance of this geographic segment for the remainder of 2009 and into the future. Calfrac added a third cementing unit in Argentina during the third quarter of 2009. The Company's Latin America management team will continue to evaluate growth opportunities to broaden the scale of these operations in this market.

The Company has negotiated with its lenders to increase its credit facilities by $80.0 million to $170.0 million, including a $35.0 million incremental facility available upon the closing of the Century acquisition. At September 30, 2009, Calfrac has utilized approximately $62.1 million of these facilities with remaining borrowing capacity of approximately $107.9 million, including a $35.0 million incremental facility available upon closing of the Century acquisition, should it be required.

Overall, demand for pressure pumping services in North America over the short term remains unclear, however, Calfrac's long-term outlook for the pressure pumping industry remains strong. Calfrac has rationalized its cost structure and streamlined its operating efficiencies. Calfrac's geographical diversification continues to benefit the Company and it believes that the improving financial performance of its international segments can be extended. The Company will maintain its strong balance sheet and continue to execute on its strategy through these difficult market conditions. Calfrac believes that the strengths of its business model and its conservative approach to the current economic challenges leave it well-positioned to capitalize on future opportunities.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this MD&A, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" above.

Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS (FULL CERTIFICATE)

I, **Laura A. Cillis, Senior Vice-President, Finance & Chief Financial Officer** of **Calfrac Well Services Ltd.**, certify the following:

1. ***Review:*** I have reviewed the issuer's interim financial statements and interim MD&A (together, the "interim filings") of **Calfrac Well Services Ltd.** (the "issuer") for the interim period ended **September 30, 2009**.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the *Internal Control – Integrated Framework* ("COSO framework") published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting of changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **July 1, 2009** and ended on **September 30, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **November 10, 2009**

(signed) "*Laura A. Cillis*"
Laura A. Cillis
Senior Vice-President, Finance
& Chief Financial Officer

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
(FULL CERTIFICATE)

I, **Douglas R. Ramsay, President & Chief Executive Officer** of **Calfrac Well Services Ltd.**, certify the following:

1. ***Review:*** I have reviewed the issuer's interim financial statements and interim MD&A (together, the "interim filings") of **Calfrac Well Services Ltd.** (the "issuer") for the interim period ended **September 30, 2009**.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the *Internal Control – Integrated Framework* ("COSO framework") published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting of changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **July 1, 2009** and ended on **September 30, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **November 10, 2009**

(signed) "*Douglas R. Ramsay*"
Douglas R. Ramsay
President & Chief Executive Officer

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Completes Acquisition of Century Oilfield Services Inc.

<<

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

>>

CALGARY, Nov. 10 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) and Century Oilfield Services Inc. ("Century") are pleased to announce that they have completed the previously announced plan of arrangement (the "Arrangement"). Under the Arrangement, 5,144,695 Calfrac common shares were issued and approximately $13.5 million in cash was paid for the acquisition of all the common shares of Century.

With the closing of the acquisition, Calfrac now has approximately 450,000 of conventional pumping horsepower. Calfrac will utilize the majority of the Century equipment in key unconventional natural gas resource plays in the WCSB and may also deploy equipment in Calfrac's growing operations in the United States, Russia, Mexico, Argentina and other international markets. Calfrac will operate the Century business as a subsidiary in the immediate interim period following closing of the transaction in order to facilitate the transition for customers and Century employees.

Doug Ramsay, the President and Chief Executive Officer of Calfrac, stated that "We are very pleased that the acquisition of Century has successfully closed. Calfrac considers Century to be a high quality operation, and we are focusing on ensuring an efficient and successful integration process which will result in a greater capacity to deliver services to our customers."

Peters & Co. Limited acted as financial advisor to Calfrac, and CIBC World Markets Inc. acted as financial advisor to the board of directors of Century.

The consideration that is payable to the former shareholders of Century who elected to pick up their purchase consideration directly from Alliance Trust Company, the depositary under the Arrangement, will be available for pick up starting at 9:00 a.m. on Tuesday, November 17, 2009. Also on that date, Alliance will be delivering the purchase consideration by mail to Century shareholders who elected that alternative.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The common shares of Calfrac have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward-looking statements and information concerning the assessment of Calfrac following the Acquisition including its available pumping horsepower; strategic benefits and value creation. These forward-looking statements and information are based on certain key expectations and

assumptions made by Calfrac. Although Calfrac believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as Calfrac can not give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. There are also risks inherent in the nature of the Arrangement, including failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; and incorrect assessments of the value of either entity. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risk factors that could affect Calfrac's operations or financial results are included in Calfrac's annual information form and may be accessed through the SEDAR website (www.sedar.com). The forward-looking statements and information contained in this press release are made as of the date hereof and Calfrac does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

%SEDAR: 00002062E

/For further information: Calfrac Well Services Ltd.: Douglas R. Ramsay, President and Chief Executive Officer, Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Tom J. Medvedic, Senior Vice President, Corporate Development, Tel: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 18:31e 10-NOV-09